FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of June, 2003
                                           ------------

                          Commission File Number 1-4620
                                                --------

                      Crystallex International Corporation
             -----------------------------------------------------
                 (Translation of registrant's name into English)

        579 Richmond Street West,# 301, Toronto, Ontario, M5Z 1Y6 Canada
        ----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F[x]            Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

                      CRYSTALLEX INTERNATIONAL CORPORATION
                        SUITE 902, 700 WEST PENDER STREET
                           VANCOUVER, BRITISH COLUMBIA
                                     V6C 1G8
                               TEL: (604) 683-0672

                          NOTICE OF ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and special meeting of the shareholders of Crystallex International Corporation (the "Company") will be held in Salons 1 and 2 of the Marriott Toronto Eaton Centre Hotel, 525 Bay Street, Toronto, Ontario, M5G 2L2 on Thursday the 26th day of June, 2003 at 8:30 a.m., Toronto time, for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended December 31, 2002, together with the auditors' report thereon;

2.       to elect directors;

3. to receive the Reporting Package attached as Schedule A to the accompanying information circular and filed by the Company under National Policy Statement 31 (change of auditors) and to appoint auditors for the ensuing year and to authorize the board of directors of the Company to determine their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation a special resolution to amend the articles of the Company to change the registered office of the Company from the City of Vancouver, Province of British Columbia, to the City of Toronto, Province of Ontario, the full text of which resolution is set out in Schedule "B" to the accompanying information circular;

5. to consider and, if deemed advisable, to pass, with or without variation, a resolution reconfirming the shareholders rights plan of the Company, previously approved by shareholders in 1997 and in 2000, the full text of which resolution is set out in Schedule "C" to the accompanying management information circular;

6. to consider and, if deemed advisable, to pass, with or without variation, a resolution approving the issuance by the Company in one or more private placements during the twelve month period commencing June 26, 2003 of up to 25 million common shares or securities convertible into such number of common shares which issuance of common shares shall be in addition to the common shares which might otherwise be issued by the Company under the rules of the TSX, and as set out in Schedule "D" to the accompanying information circular;

7. to consider and, if deemed advisable, to pass, with or without variation, a resolution authorizing the Company to issue up to 1,000,000 common shares to its Venezuelan legal counsel in payment of legal fees and disbursements incurred from time to time by the Company, the full text of which resolution is set out in Schedule "E" to the accompanying information circular; and

8. to transact such other business as may properly come before the meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is incorporated by reference into and deemed to form part of this notice.

An annual report including the audited consolidated financial statements for the year ended December 31, 2002, together with the auditors' report thereon, accompany this notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be voted at the meeting are requested to complete, sign and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the information circular accompanying this notice.

DATED at Vancouver, British Columbia on the 14th day of May, 2003.


                                                    BY ORDER OF THE BOARD



                                                    (SIGNED) MARC J. OPPENHEIMER
                                                    PRESIDENT & CEO

TABLE OF CONTENTS



NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS.........................................2

   Solicitation of Proxies...................................................................4
   Completion and Voting of Proxies..........................................................4
   Revocation of Proxies.....................................................................5
   Voting Rights and Principal Holders Thereof...............................................5

DIRECTORS....................................................................................6

CORPORATE GOVERNANCE.........................................................................7

EXECUTIVE COMPENSATION......................................................................12

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS...........................17

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS..................................17

INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON............................................18

APPOINTMENT OF AUDITORS.....................................................................18

FINANCIAL STATEMENTS........................................................................18

MANAGEMENT CONTRACTS........................................................................18

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON...............................................18

   Change in Registered Office..............................................................18
   Reconfirmation of Shareholders Rights Plan...............................................19
   Advance Shareholders Approval for the Issuance of Shares by Private Placement............22
   Issuance of Shares to Venezuelan Legal Counsel...........................................24
   Other Business...........................................................................24

BOARD APPROVAL..............................................................................25


                      CRYSTALLEX INTERNATIONAL CORPORATION

               MANAGEMENT INFORMATION CIRCULAR AS AT MAY 12, 2003
                      FOR THE ANNUAL AND SPECIAL MEETING OF
              SHAREHOLDERS OF CRYSTALLEX INTERNATIONAL CORPORATION
                            TO BE HELD JUNE 26, 2003

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF CRYSTALLEX INTERNATIONAL CORPORATION (the "Company") for use at the annual and special meeting of shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the notice of meeting distributed with this Circular. The solicitation will be conducted primarily by mail and in person or by telephone by employees of the Company or by such agents as the Company may appoint. The costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or required, in which case each shareholder is entitled to one vote for each share held. Unless otherwise indicated herein, in order to approve a resolution proposed at the Meeting, a majority of greater than 50 percent of the votes cast will be required.

The persons named in the accompanying proxy are directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) AS NOMINEE (OTHER THAN THE PERSONS NAMED IN THE PROXY) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE FORM OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED OR COMPLETE ANOTHER APPROPRIATE FORM OF PROXY.

A shareholder may indicate the manner in which the persons named in the enclosed form of proxy are to vote with respect to any matter by checking the appropriate blank space. On any poll those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the proxy.

If the shareholder wishes to confer a discretionary authority with respect to any matter, the appropriate space on the form of proxy should be left blank. IN SUCH INSTANCE, IF ONE OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY IS APPOINTED PROXY HOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF THE RESOLUTION. The enclosed proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the proxies solicited will be voted on such matters in accordance with the best judgment of the nominees.

The proxy must be dated and signed by the shareholder or by his attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, SUITE 1600, 1066 WEST HASTINGS STREET, P.O. BOX 1900, VANCOUVER, BRITISH COLUMBIA V6E 3X1, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF OR DEPOSITED WITH THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING BEFORE THE COMMENCEMENT THEREOF.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it. Revocation may be effected by an instrument in writing signed by the shareholder or his attorney authorized in writing and, in the case of a corporation, signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

VOTING RIGHTS AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares ("Common Shares"), an unlimited number of Class A Preference shares and an unlimited number of Class B Preference shares. As of May 12, 2003, there were 99,057,509 Common Shares, no Class A Preference shares and no Class B Preference shares issued and outstanding. Each issued and outstanding Common Share carries the right to one vote. Each shareholder of record at the close of business on Monday, April 28, 2003 will be entitled to one vote for each Common Share held on each matter arising at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons are the registered holders of shares carrying more than 10 percent of the voting rights attached to all the shares entitled to be voted at the Meeting:

                                                                                           PERCENTAGE
                                                           NO. OF                         OF OUTSTANDING
NAME AND ADDRESS(1)                                   COMMON SHARES(2)                    COMMON SHARES(2)
----------------                                      -------------                       -------------
     Cede & Co.                                         72,502,027                            73.2%
     Box 20
     Bowling Green Station
     New York, New York 10274

     CDS & Co.                                          20,305,351                            20.5%
     25 The Esplanade
     Box 1038, Station A
     Toronto, Ontario
     M5E 1W5



(1) Clearing Agencies. The Company has no knowledge of the beneficial owners of these shares and, to the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10 percent of the voting rights attached to all shares of the Company entitled to be voted at the Meeting.

(2) Shareholdings and percentage of outstanding Common Shares are shown as at May 12, 2003.

                                    DIRECTORS

ELECTION OF DIRECTORS

The Board of Directors of the Company (the "Board of Directors" or the "Board"), in accordance with the Articles of the Company and the provisions of the Canada Business Corporation Act, has by resolution dated the 14th day of May, 2003, reduced the number of the Board of Directors from nine directors to seven directors, the resolution to take effect immediately upon the election of directors at the Annual General Meeting of the shareholders of the Company on June 26, 2003. Therefore, the number of directors of the Company to be elected at the Meeting is seven. The term of office of each of the current directors of the Company expires upon the election of directors at the Meeting. The management of the Company will present the persons named below as management's nominees for election as directors of the Company and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Robert A. Fung, Marc J. Oppenheimer, Michael Brown, C. William Longden, David I. Matheson, Harry J. Near and Armando F. Zullo, are currently directors of the Company. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF, ANY PROPOSED NOMINEES IN ADDITION TO THOSE NAMED.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director, and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction.


                                                                                          NUMBER OF COMMON SHARES
NAME, COUNTRY OF RESIDENCE AND                                                            BENEFICIALLY OWNED,
OFFICE OR POSITION WITH                                              DIRECTOR             CONTROLLED OR
COMPANY(1)                        PRINCIPAL OCCUPATION(1)            SINCE                DIRECTED(1)
------------------------------    --------------------               --------             -----------------------
Robert A. Fung(3)(5)(6)(7)(8)     Employee;                          December 3, 1996              19,500
Canada                            Yorkton Securities, Inc.
Chairman of the Board,
Director

Marc J. Oppenheimer(3)            President and Chief Executive      February 20, 1995            279,910
United States                     Officer of the Company
President, Chief Executive
Officer and Director

Michael Brown(2)(11)              President                          October 10, 2002               2,055
Canada                            Capital Markets Advisory
Director

C. William Longden(4)(9)          Vice Chairman of Marshall,         July 25, 2000                 74,623
Canada                            Macklin, Monaghan Limited
Director




David I. Matheson(2)(4)(10)       Counsel, McMillan Binch            July 25, 2000                 24,123
Canada                            Barristers & Solicitors
Director

Harry J. Near(2)(4)(5)(6)         President, Near Consultants &      May 5, 1997                  119,963
Canada                            Associates; Principal, The
Director                          Earnscliffe Strategy Group

Armando F. Zullo(5)               President of A.F. Zullo &          December 3, 1996              46,611
Canada                            Company Ltd.
Director


(1) Information on residence, principal occupation and Common Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Shareholdings are shown as at May 12, 2003.
(2)      Member of the Audit Committee.
(3)      Member of the Executive Committee.
(4)      Member of the Corporate Governance Committee.
(5)      Member of the Compensation Committee.
(6)      Member of the Nominating Committee.
(7)      Mr. Fung was elected Chairman of the Board of Directors on February 12,
         1998.
(8) Prior to 2001, Mr. Fung was Senior Partner of Capital West and, prior to 1997, was Vice-Chairman, Gordon Capital Corporation.
(9) Mr. Longden had previously held the position of Vice President (Corporate Development) with Marshall, Macklin, Monaghan Limited from 1990 to May 9, 2001, and has been a director of that company since 1985. He is also President of Marshall, Macklin, Monaghan International Corporation.
(10) Mr. Matheson formerly had been a partner with Aird & Berlis LLP since 1991 and became counsel to that firm in 2001. In December 2001, Mr Matheson joined the firm of McMillan Binch LLP in Toronto as counsel.
(11) Mr. Brown has served as President of Capital Markets Advisory since founding the company in 2001. From 1998 to 2001, Mr. Brown held various executive positions with Macquarie Bank of Australia. Prior to 1998 Mr. Brown was a Managing Partner with Gordon Capital.

                              CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") requires that each listed corporation disclose on an annual basis its approach to corporate governance with reference to the guidelines set out in the TSX Company Manual (the "Guidelines"). The Company's approach to corporate governance is described below. The Board of Directors of the Company has considered the Guidelines and considers that its approach to corporate governance is appropriate and works effectively for the Company and its shareholders.

         The corporate governance practices of the Company are discussed in the context of the Guidelines set out below which reflect the guidance published by the Toronto Stock Exchange.

GUIDELINE 1: THE BOARD OF DIRECTORS OF THE COMPANY IS RESPONSIBLE FOR STEWARDSHIP OF THE COMPANY AND WITHOUT LIMITATION, THE FOLLOWING MATTERS: (A) OVERSEEING THE STRATEGIC PLANNING PROCESS OF THE COMPANY; (B) IDENTIFICATION OF PRINCIPAL BUSINESS RISKS AND MONITORING THE EFFECTIVENESS OF THE COMPANY'S INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS TO SAFEGUARD ASSETS AND SUPPORT COMPLIANCE; (C) SUCCESSION PLANNING FOR THE COMPANY INCLUDING APPOINTING, MONITORING, EVALUATING, AND SELECTING SENIOR MANAGEMENT; (D) OVERSEEING A COMMUNICATIONS POLICY FOR THE COMPANY; AND (E) OVERSEEING THE INTEGRITY OF INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS.

         The Board of Directors is responsible for overseeing the management of the business and affairs of the Company. Under the Company's governing statute, the Canada Business Corporations Act, the Board of Directors is charged with carrying out its duties with a view to the best interests of the Company. Toward this end, the Board has specifically recognized its responsibility for the following areas:

o        adoption of a strategic planning process;

o identification of the principal risks of the Company's business and monitoring the implementation of appropriate systems to manage these risks;

o        succession planning and monitoring senior management;

o        the review of the financial affairs of the Company;

o the implementation of a communications policy to ensure effective communication between the Company, the shareholders and the public; and

o the integrity of the Company's internal control and management information systems.

         The frequency of the meetings of the Board of Directors depends upon the state of the Company's affairs and the opportunities or risks which the Company faces. The Company holds a minimum of four meetings of the Board of Directors in each fiscal year. In addition, communications between the Board of Directors and management occur apart from regularly scheduled Board of Directors and committee meetings.

         It is the policy of the Company to comply with all applicable requirements concerning public disclosure. The Company has adopted a formal disclosure policy and has appointed a disclosure committee comprised of senior management to monitor public disclosure and ensure compliance with all applicable requirements. In addition, material documents such as the annual report and the annual financial statements, management's discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its committees, in each case before they are distributed.

         The Company's investor relations personnel are required to respond to inquiries from shareholders and other stakeholders with the review, as appropriate, by senior management and the Board. The Company's investor relations personnel are available to shareholders by telephone and fax and the Company intends to maintain an investor relations section on its website. Presentations at investor conferences are promptly made available on the Company's website or via telephone.

         The Board has delegated responsibilities for oversight of internal control to the Audit Committee. The charter for the Audit Committee provides for Audit Committee financial oversight of the internal audit functions within the Company. As part of its oversight responsibilities, the Audit Committee meets with internal audit staff on a regular basis. At least annually these meetings include an in-camera meeting with internal audit staff. The Audit Committee oversees the integrity of the Company's internal control and management information systems.

GUIDELINE 2: A MAJORITY OF THE COMPANY'S BOARD OF DIRECTORS IS UNRELATED IN THAT THEY ARE INDEPENDENT FROM MANAGEMENT AND FREE FROM CONFLICTS OF INTEREST.

         The Guidelines recommend that a Board of directors be constituted with a majority of individuals who are "unrelated directors". An "unrelated director" is defined in the Guidelines as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests in relationships arising from share holding. The Guidelines also make a distinction between inside and outside directors. The Guidelines define an inside director to be a director who is an officer or employee of the corporation or any of its affiliates.

         The Board of Directors has determined, on the basis of these definitions, that four of the Company's seven directors are unrelated directors and that five of the Company's seven directors are outside directors. Mr. Fung (the Chairman of the Board of Directors), Mr. Oppenheimer (the President and Chief Executive Officer of the Company), and Mr. Brown (whose company recently entered into a consulting relationship with the Company) which is considered material to his company are members of the Board of Directors who are regarded as being related directors of the Company. Mr. Oppenheimer and Mr. Fung would also be considered to be inside directors of the Company.

         The Guidelines define a "significant shareholder" as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the corporation. In the circumstances where the corporation has a significant shareholder, the Guidelines recommend that, in addition to a majority of unrelated directors, the Board of Directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder. The Company does not presently have a significant shareholder.

GUIDELINE 3: THE COMPANY DISCLOSES FOR EACH DIRECTOR WHETHER HE OR SHE IS UNRELATED.

         Based on its assessments, the Board has determined that Messrs. Oppenheimer, Fung and Brown are related, and the other proposed directors of the Company are unrelated.

         Robert Fung -- related -- is Chairman of the Board of Directors of the Company.

         Marc J. Oppenheimer -- related -- is Chief Executive Officer of the Company.

         Michael Brown-- related-- whose company has a material consulting relationship with the Company.

         With respect to the remainder of the directors, none of them or their associates could be considered to be related within the criteria set out in Guideline 2, above.

         Proposed directors and directors continuing in office are: Robert A. Fung, Marc J. Oppenheimer, Michael Brown, C. William Longden, David I. Matheson, Harry J. Near and Armando F. Zullo.

GUIDELINE 4: THE COMPANY'S BOARD SHOULD APPOINT A COMMITTEE OF DIRECTORS COMPOSED EXCLUSIVELY OF OUTSIDE DIRECTORS, A MAJORITY OF WHOM ARE UNRELATED DIRECTORS, WHICH IS RESPONSIBLE FOR APPOINTMENT OF BOARD NOMINEES AND ONGOING ASSESSMENT OF DIRECTORS.

         The Nominating Committee, composed of Messrs. Fung, and Near is responsible for the composition of the Board of Directors and consults with the Board and recommends to the Board nominees for election or appointment as directors. Mr. Fung is an inside and related director of the Company. Mr Near is an unrelated, outside director.

GUIDELINE 5: THE COMPANY'S CORPORATE GOVERNANCE COMMITTEE IS RESPONSIBLE FOR ASSESSING THE EFFECTIVENESS OF THE BOARD, ITS COMMITTEES AND THE CONTRIBUTION OF INDIVIDUAL DIRECTORS.

         The mandate of the Corporate Governance Committee includes responsibility for the Board's approach to corporate governance issues such as:

         o monitoring developments in corporate governance theory and practice to implement a best practices approach to Board governance and procedure;

         o reviewing the mandates of the Board's committees and recommending changes;

         o recommending the composition of the various committees of the Board; and

         o undertaking such other initiatives as are needed to help the Board deliver effective corporate governance.

         The Corporate Governance Committee is composed of Messrs. Longden (Chair), Matheson and Near all of whom are unrelated, outside directors.

GUIDELINE 6: THE COMPANY PROVIDES ORIENTATION AND EDUCATION PROGRAMS FOR NEW RECRUITS TO THE BOARD.

         New directors are provided with orientation sessions with key officers and are provided with an opportunity to examine key assets and learn about the industry. Presentations are made regularly to the Board on different aspects of the Company's business and operations.

GUIDELINE 7: THE BOARD OF DIRECTORS CONTINUALLY EXAMINES ITS SIZE, WITH A VIEW TO IMPROVING EFFECTIVE DECISION-MAKING AND, WHEN APPROPRIATE, WILL UNDERTAKE PROGRAMS TO REDUCE THE NUMBER OF DIRECTORS.

         The Company believes that its Board must have enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board regularly reviews the contributions of the directors and considers whether the size of the Board promotes effectiveness and efficiency. The Board on May 14, 2003, in accordance with the Company's Articles reduced the Board from 9 directors to 7 directors effective immediately prior to the nomination and election of directors at the Annual General Meeting. The reduction and the proposed composition of the Board recognizes the need to maintain a majority of unrelated, outside directors.

GUIDELINE 8: THE COMPANY'S COMPENSATION COMMITTEE IS RESPONSIBLE FOR REVIEWING THE ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS TO ENSURE COMPENSATION REFLECTS RISKS AND RESPONSIBILITIES.

         The mandate of the Compensation Committee includes reviewing and recommending the remuneration of directors to the Board. In determining directors' remuneration, the committee considers, among other factors, time commitment, compensation provided by comparable companies and risks and responsibilities, representation on Board committees and responsibilities as a committee chairperson. The Compensation Committee also receives and makes recommendations to the Board in respect of all compensation packages for management employees and annual incentive option grants to directors and management employees. The members of the Compensation Committee are Mr. Near (Chair), Mr. Fung and Mr. Zullo. Mr. Near and Mr. Zullo are unrelated, outside directors.

GUIDELINE 9: THE COMPANY'S BOARD COMMITTEES SHOULD GENERALLY BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHICH ARE UNRELATED.

         With the exception of the Executive Committee the Compensation Committee and the Nominating Committee, the Board committees are composed of only outside directors, a majority of which are unrelated. The Compensation Committee has a majority of outside, unrelated directors.

GUIDELINE 10: THE CORPORATE GOVERNANCE COMMITTEE OF THE BOARD IS RESPONSIBLE FOR DEVELOPING AN APPROACH TO CORPORATE GOVERNANCE ISSUES FOR THE COMPANY.

The members of the Corporate Governance Committee have studied changes and proposed changes in law, regulation and policy in the United States and in Canada with a view to adopting a best practices approach to governance in both jurisdictions. The Committee will continue to monitor changes in such law, regulation and policy to implement where considered necessary changes in Company policy and procedures.

GUIDELINE 11: THE COMPANY HAS DEFINED LIMITS TO MANAGEMENT'S RESPONSIBILITIES WITH POSITION DESCRIPTIONS FOR THE BOARD AND THE CHIEF EXECUTIVE OFFICER, AND THE BOARD HAS APPROVED CORPORATE OBJECTIVES WHICH THE CHIEF EXECUTIVE OFFICER IS RESPONSIBLE FOR MEETING.

         The Board's primary responsibility is to foster the long-term success of the Company consistent with the Board's fiduciary responsibility to the shareholders to maximize shareholder value.

         The Board of Directors has plenary power. The Board has adopted its own terms of reference which were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

         The Chief Executive Officer's objectives are determined annually by the Corporate Governance Committee. These objectives include the general mandate to manage the Company and its businesses, including physical, financial and human resources, and to maximize shareholder value. In addition, the Board has authorized the Chief Executive Officer to approve the commitment of funds for any non-budgeted transaction (consistent with the approved business plan of the Company) within a set monetary limit; approve the commitment of the Company for any budgeted or otherwise approved transaction, regardless of the monetary limit; and authorized the Chief Executive Officer to delegate authority to other officers and employees to commit the Company within set monetary limits.

         The Corporate Governance Committee approves the Chief Executive Officer's general objectives on an annual basis and reviews the corporate targets for which the Chief Executive Officer has responsibility. These are then reviewed by the full Board.

GUIDELINE 12: THE COMPANY HAS ESTABLISHED PROCEDURES TO ENABLE THE BOARD TO FUNCTION INDEPENDENTLY OF MANAGEMENT.

         The Corporate Governance Committee is responsible for ensuring that the Board functions independently of management.

         The Board acts in a supervisory role and expects management to:

         o present a comprehensive annual budget and report on the Company's financial performance against the annual budget;

         o report regularly on the Company's business and affairs, and on any matters of material consequence for the Company and its shareholders; and

         o maintain an ongoing review of the Company's strategies and their implementation in light of evolving conditions.

         The Board meets on a regular basis with the Chief Executive Officer and without other management present, and it meets from time to time without the Chief Executive Officer.

GUIDELINE 13: THE AUDIT COMMITTEE OF THE BOARD SHOULD BE COMPOSED ONLY OF OUTSIDE DIRECTORS AND SHOULD HAVE SPECIFICALLY DEFINED ROLES AND
RESPONSIBILITIES.

         The Audit Committee is composed of Messrs. Matheson (as Chair), Brown and Near, of whom only Mr. Brown might be considered a related director and none of whom is an inside director of the Company. The Audit Committee is governed by a Charter that was adopted by the Board of Directors on June 8, 2000. The Charter incorporates all of the requirements of the American Stock Exchange and the Securities Exchange Commission, which requirements were incorporated from the Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees, as well as the requirements of the Ontario Securities Commission. The Audit Committee has also incorporated recommendations from the Company's independent auditors into its policies and procedures. The Audit Committee meets with management of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plan. This committee also recommends to the Board of Directors the firm of independent auditors to be appointed. In addition, the Audit Committee reviews with management and the independent auditors of the Company the unaudited quarterly financial statements of the Company and reviews and recommends to the Board of Directors for approval the annual financial statements, and certain other documents required by regulatory authorities, reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of the Company, and reviews with management, on an annual basis, the risks inherent in the Company's business and risk management programs relating thereto.

GUIDELINE 14: THE COMPANY HAS IMPLEMENTED A SYSTEM TO ENABLE INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE COMPANY'S EXPENSE.

         Individual directors may, with the authorization of the Corporate Governance Committee, engage outside advisors at the expense of the Company.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

The following table sets forth a summary of compensation paid during the last three fiscal periods to the Company's President and Chief Executive Officer, Mr. Marc J. Oppenheimer, and to Mr. Robert A. Fung, Mr. Daniel R. Ross, Dr. Sadek El-Alfy and Dr. Luca M. Riccio, who are the other four most highly compensated executive officers of the Company and who, together with Mr. Oppenheimer, are hereinafter collectively referred to as the "Named Executive Officers". Mr. Ross joined the Company on July 1, 2001 as the Company's Executive Vice President and Corporate Counsel. All amounts shown in this table and elsewhere in this Circular are in Canadian dollars unless otherwise noted.

                           SUMMARY COMPENSATION TABLE
          (UNLESS OTHERWISE INDICATED, ALL AMOUNTS IN CANADIAN DOLLARS)

                                                                                          LONG TERM
                                                   ANNUAL COMPENSATION                COMPENSATION AWARD
                                                   -------------------                ------------------
                                                                    OTHER ANNUAL       SECURITIES UNDER        ALL OTHER
     NAME AND                         SALARY         BONUS(2)       COMPENSATION          OPTIONS(4)         COMPENSATION
PRINCIPAL POSITION       YEAR(1)       ($)             ($)              ($)                  (#)                  ($)
-------------------      ----          ---             ---              ---                  ---                  ---
Robert A Fung            2002          NIL           $100,000       $180,000(7)             55,000                NIL
Chairman of the          2001          NIL           $350,000         $180,000             205,000                NIL
Board (Feb. 12/98)                                  US$100,000
to present)              2000          NIL          US$100,000        $180,000             405,000                NIL

Marc J. Oppenheimer      2002       US$449,996      US$195,000      US$11,000(5)            40,000                NIL
President & Chief        2001       US$418,461      US$195,000      US$10,500(5)           190,000                NIL
Executive Officer        2000       US$357,808      US$182,000      US$10,200(5)           390,000                NIL
(Feb. 20/95 to
present)

Daniel R. Ross           2002        $400,000        $200,000           NIL                 50,000                NIL
Executive Vice           2001        $166,667        $ 83,333       US$ 6,000(6)           255,000                NIL
President and            2000          NIL             NIL              NIL                155,000                NIL
Corporate Counsel
(July 1/01 to
present)

Dr. Sadek El-Alfy        2002       US$222,000      US$50,000       US$1,800(5)              NIL                  NIL
Vice President,          2001       US$222,000      US$50,000       US$1,800(5)             65,000                NIL
Operations (Feb./97      2000       US$174,000      US$50,000       US$1,800(5)             20,000                NIL
to present)

Dr. Luca M. Riccio       2002          NIL            15,000        $200,000(3)              NIL                  NIL
Vice President,          2001          NIL            15,000        $200,000(3)             65,000                NIL
Exploration              2000          NIL             NIL          $200,000(3)             20,000                NIL
(Dec. 2/96
to present)



(1) The fiscal periods referred to in this table are: the 12 months ended December 31, 2002, the 12 months ended December 31, 2001 and the 12 months ended December 31, 2000.
(2) These awards are reported in the year in which they were earned, not the year in which they were paid.
(3) Consists of consultancy fees paid to Dr. Riccio in his capacity as chief geologist of the Company.
(4) Consists of options for Common Shares granted during the relevant fiscal year.
(5) Represents Company match of employee voluntary contributions to 401(k) program.
(6)      Director's honorarium.
(7) Consists of fees paid to Poseidon Financial Partners, a firm in which Mr. Fung is a partner. Mr. Fung receives personally $114,000 of the fee paid annually to Poseidon Financial Partners.

STOCK OPTIONS

The following table sets forth information concerning option grants during 2002 to the Named Executive Officers as at December 31, 2002:

              OPTION GRANTS DURING THE YEAR ENDED DECEMBER 31, 2002

                                                                                   MARKET VALUE
                                            % OF TOTAL                            OF SECURITIES
                          SECURITIES          OPTIONS                               UNDERLYING
                            UNDER           GRANTED TO          EXERCISE OR       OPTIONS ON THE
                         OPTION(1)(3)      EMPLOYEES IN         BASE PRICE        DATE OF GRANT      EXPIRATION
         NAME                (#)         FINANCIAL YEAR(2)     ($/SECURITY)        ($/SECURITY)         DATE
         ----                ---         --------------        ------------        ------------         ----
Robert A. Fung             55,000              14.7                  2.23               2.23        July 16, 2012

Marc J. Oppenheimer        40,000              10.7                  2.23               2.23        July 16, 2012

Daniel R. Ross             50,000              13.3                  2.23               2.23        July 16, 2012

Dr. Sadek El-Alfy             NIL               -                    -                  -                    -

Dr. Luca M. Riccio            NIL               -                    -                  -                    -



(1)      Consists of options for Common Shares.
(2) Includes the options granted to Named Executive Officers who are not directors.
(3) Unless otherwise indicated all options are exercisable immediately upon isuance

The following table sets forth information concerning the value realized upon the exercise of options during 2002 and the value of unexercised options held by Named Executive Officers as of December 31, 2002:

       AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2002
                      AND FINANCIAL YEAR-END OPTION VALUES

                           SECURITIES                                                                VALUE OF UNEXERCISED
                            ACQUIRED        AGGREGATE                 UNEXERCISED                        IN-THE-MONEY
                               ON             VALUE                     OPTIONS                             OPTIONS
         NAME             EXERCISE (#)     REALIZED ($)        AT FINANCIAL YEAR-END (#)           AT FINANCIAL YEAR-END ($)
       --------           ------------     ------------        -------------------------           -------------------------
                                                           Exercisable      Unexercisable       Exercisable     Unexercisable
                                                           -----------      -------------       -----------     -------------
Robert A. Fung               NIL             NIL            1,802,500            NIL            1,419,724            NIL

Marc J. Oppenheimer      200,000          347,500           1,845,000            NIL            1,517,950            NIL

Daniel R. Ross            70,000           78,800             510,000            NIL              112,549            NIL

Dr. Sadek El-Alfy        150,000          237,500              85,000            NIL               11,800            NIL

Dr. Luca M. Riccio       120,000          150,100              85,000            NIL               11,800            NIL


EMPLOYMENT CONTRACTS

The Company entered into an employment agreement with Marc J. Oppenheimer effective March 6, 2000 setting out the terms under which Mr. Oppenheimer would act as President and Chief Executive Officer of the Company. Pursuant to this agreement, Mr. Oppenheimer receives, effective January 1, 2002, a base salary of US$390,000 as well as a benefits package. In addition, the agreement allows for

Mr. Oppenheimer to negotiate a bonus and incentive plan with the Company. Mr. Oppenheimer's incentive plan allows for the grant to him of such number of options to purchase Common Shares as the Board of Directors deems appropriate. In the event of a change of ownership or control of the Company, Mr. Oppenheimer may terminate the agreement. If, after any such change of control, the Company fails to comply with the agreement, then Mr. Oppenheimer may terminate the agreement and be entitled to receive a lump sum payment equivalent to not less than three years of compensation and benefits, as described therein. The agreement has an expiry date of March 5, 2007, with automatic one-year extensions unless the Company gives Mr. Oppenheimer a minimum of three years written notice of termination prior to any anniversary date of the agreement.

The Company entered into an employment contract with Daniel R. Ross effective July 1, 2002 setting out the terms under which Mr. Ross has agreed to serve as Executive Vice - President and Corporate Counsel of the Company. Pursuant to the agreement Mr. Ross receives an annual base salary of Cdn $400,000 as well as a benefits package. In addition, the agreement provides for the negotiation and payment of an annual bonus. In the event of a change in Control of the Company resulting in termination of employment or failure by the Company to abide by the terms of the employment contract, Mr. Ross is entitled to receive salary, bonus and benefits for a period of three years or until the termination date of the employment contract whatever is greater. The term of employment ends on December 31, 2006 subject to renewal.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, composed of Messrs. Near (as Chair), Fung and Zullo determines compensation for the executive officers of the Company, subject to approval of the Board of Directors. As noted above, Mr. Fung is Chairman of the Board of Directors, and therefore an inside, related director.

Executive compensation is based on an evaluation of individual qualifications and performance, the Company's performance, and a comparison of compensation packages in peer group companies. Executive compensation may be comprised of any combination of cash, in the form of salary and/or bonus, benefits and incentive stock options. Qualifications and previous years' performance are weighted most heavily in the determination of salary and salary adjustments. Incentive stock options and bonuses are determined relative to individual performance and effort, and the overall performance of the Company. Each of Mr. Fung, Mr. Oppenheimer and Mr. Ross absents himself from a meeting or portion of a meeting, whether of the Compensation Committee or the Board of Directors, where his salary, salary adjustments, incentive stock option or bonus are determined and refrains from voting in respect of such matters at meetings of the Compensation Committee and the Board of Directors.

The Board of Directors has determined that Mr. Oppenheimer's and Mr. Ross' compensation should consist of a base salary and, if applicable, the Company will annually negotiate with Mr. Oppenheimer and Mr. Ross and pay a bonus and incentive compensation to them which shall be equivalent to at least 50 percent of their respective base salary.

PERFORMANCE GRAPH

The following performance graph illustrates over the past five fiscal periods of the Company, the cumulative return to shareholders of an investment in the Company's Common Shares compared to the cumulative total shareholder return on the S&P/TSX Composite Index (the "S&P/TSX") and the S&P/TSX Composite Gold Index (the "TSX Gold") assuming an investment of $100 on December 31, 1997 and, where applicable, the reinvestment of dividends.

                                 (TO BE AMENDED)

                                [OBJECT OMITTED]

   (KY TO UPDATE) (NOTE: DRR TO REVISE GRAPH TSE 300 & TSE GOLD DO NOT EXIST)
   --------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Index              Dec.31/97        Dec. 31/98        Dec. 31/99       Dec. 31/00       Dec. 31/01       Dec. 31/02
-------------------------------------------------------------------------------------------------------------------
Company            $100             $16               $37              $23              $51              $43
-------------------------------------------------------------------------------------------------------------------
S&P TSX            $100             $98               $129             $139             $121             $106
-------------------------------------------------------------------------------------------------------------------
TSX Gold           $100             $98               $80              $71              $87              $110
-------------------------------------------------------------------------------------------------------------------


COMPENSATION OF DIRECTORS

During the year ended December 31, 2002, Messrs Longden, Matheson, Near, and Zullo received an annual fee of US$12,000, which was paid in Common Shares of the Company. Mr. Thompson, Dr. Tejera-Paris and Mr. Brown each received a fee of US$6,000 paid in Common Shares of the Company, during 2002. To the extent that a director is given a specific assignment out of the normal course of his duties as a director, he is paid an amount per day which the Board of Directors deems appropriate while devoting himself exclusively to such an assignment. During the fiscal year ended December 31, 2002, no payments were made to directors under this policy.

The Company has agreed to pay Poseiden Financial Partners, a firm in which Mr. Fung is a partner an annual fee of $180,000 of which Mr. Fung personally receives $114,000.

The outside directors of the Company will receive annual remuneration amounting to US$12,000 to be paid, at the option of the Company, in shares pursuant to the Company's Directors' Remuneration Program.

All directors are entitled to receive an additional 20,000 options per year for serving on the Board, the said options to be issued immediately following the annual general meeting and the appointment of directors in or about July of each year.

All directors will receive an additional 10,000 options for each committee on which they serve and an additional 5,000 options for each committee which they chair, the additional options being in recognition of additional workload undertaken by the directors, and issued immediately following the annual general meeting and confirmation of committee appointments in or about July of each year.

Directors will continue to be paid market value for special projects in which they are engaged on behalf of the Company, such as legal or investment banking services.

DIRECTORS' AND OFFICERS' INSURANCE

The Company provides directors' and officers' liability insurance with a policy limit of US$10,000,000 per occurrence in each policy year, subject to a deductible of US$150,000 per occurrence in respect of claims made thereunder by the Company. Under this insurance coverage, the Company is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers and individual directors and officers are reimbursed for losses arising during the performance of their duties for which they are not indemnified by the Company.

                INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND
                                 SENIOR OFFICERS

During 2001, the Company made a loan to A. Richard Marshall, Vice-President, Corporate Development, in connection with the exercise of stock options and purchase of common shares of the Company. The largest amount outstanding under that loan during the year ended December 31, 2002 was $136,655 and the amount currently outstanding in respect of such loan is $51,677. Such loan is unsecured, interest bearing and is repayable upon demand by the Company.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set out below or elsewhere in this Circular, no insider or proposed nominee for election as a director of the Company nor any associate or affiliate of any insider or proposed nominee had or has any material beneficial interest, direct or indirect, in any transaction since the commencement of the Company's last fiscal year or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

Other than as set out elsewhere in this Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last fiscal year of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material or substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting, other than the election of directors.

                             APPOINTMENT OF AUDITORS

Deloitte & Touche, Chartered Accountants, of Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2V1, will be nominated at the Meeting for appointment as auditors of the Company at a remuneration to be fixed by the Board of Directors. Deloitte & Touche replaced Davidson & Company as auditors of the Company effective April 1, 2003. Attached as Schedule A, hereto is a copy of the Reporting Package filed by the Company with appropriate regulators and on SEDAR. The Reporting Package is included herein and presented to the Annual General Meeting as required by section 6.2 of National Policy Statement 31.

                              FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2002 together with the auditors' report thereon, accompanying this Circular as part of the annual report of the Company, will be submitted to the Meeting of shareholders. Receipt at the Meeting of the auditors' report and such audited financial statements will not constitute approval or disapproval of any matters referred to therein.

                              MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary of the Company are to any substantial degree performed by a person other than the directors or senior officers of the Company.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

CHANGE IN REGISTERED OFFICE

During 2002, the Company relocated its head office to the City of Toronto but maintained its registered office in the City of Vancouver as provided by the Articles of the Company until the Articles could be amended with the approval of the Company's shareholders at the next ensuing Annual General Meeting.

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE RELOCATION OF THE REGISTERED OFFICE OF THE COMPANY TO THE CITY OF TORONTO, PROVINCE OF ONTARIO IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE SPECIAL RESOLUTION IN THIS REGARD, THE FULL TEXT OF WHICH RESOLUTION IS SET OUT IN SCHEDULE "B" TO THIS CIRCULAR. This resolution requires the affirmative vote of two-thirds of the votes cast by shareholders who vote in person or by proxy on the resolution. Unless specified in the form of proxy that the shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the resolution

RECONFIRMATION OF SHAREHOLDERS RIGHTS PLAN

The Company's Shareholder Rights Plan (the "Rights Plan") provides that it must be submitted to shareholders for reconfirmation at every third annual meeting following its initial confirmation at the 1997 annual meeting. If the Rights Plan is not reconfirmed by the Company's shareholders at the meeting by a majority of the votes cast on the resolution, the Rights Plan and all rights issued thereunder shall terminate and be void as of the date of the meeting so long as a Flip-In Event (as defined in the Right Plan) has not occurred prior to that time. If the Rights Plan is reconfirmed by the shareholders at the meeting, the Rights Plan will continue in effect following the meeting.

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE RECONFIRMATION OF THE RIGHTS PLAN IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION IN THIS REGARD, THE FULL TEXT OF WHICH RESOLUTION IS SET OUT IN SCHEDULE C TO THIS CIRCULAR. This resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy on the resolution. Unless specified in the form of proxy that the shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the resolution.

The Rights Plan was adopted by the Board of Directors, in part, to prevent third parties from exploiting the situation created by the Company's acquisition of rights to the Cristinas 4 & 6 concessions in Venezuela. In considering whether to adopt the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a corporation that, together with shares already owned by the bidder and certain parties related thereto, amount to 20 percent or more of the outstanding shares.

The existing legislative framework for take-over bids in Canada presents the following three concerns for shareholders:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate, out of concern that in failing to do so, the shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial take-over bid (a bid for less than all shares), where the bidder wishes to obtain a control position but does not wish to acquire all of the shares. The Rights Plan provides a shareholder with an approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

Unequal Treatment

The Board of Directors is also concerned that a person seeking control of the Company might attempt, among other things, a gradual accumulation of shares on the open market, the accumulation of a large block of shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs, a partial offer that unfairly pressures shareholders or an offer for any or all of the Common Shares at what the Board of Directors considers to be less than full and fair value. The Rights Plan effectively prohibits the acquisition of more than 20 percent of the Common Shares in such a manner. The Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over bid and full value for their investment.

Purpose of the Rights Plan

The purpose of the Rights Plan is to give adequate time for shareholders of the Company to properly assess the merits of a bid without undue pressure and to allow competing bids to emerge. The Rights Plan is designed to give the Board of Directors time to consider alternatives to allow shareholders to receive full and fair value for their Common Shares. The adoption of the Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The issuance of the Rights (as defined below) will not in any way alter the financial condition of the Company. The issuance is not of itself dilutive and will not change the way in which shareholders would otherwise trade Common Shares. By permitting holders of Rights other than an Acquiring Person ( as defined below) to acquire shares of the Company at a discount to market value, the Rights may cause substantial dilution to a person or group that acquires 20 percent or more of the voting securities of the Company other than by way of a Permitted Bid (as defined below) or other than in circumstances where the Rights are redeemed or the Board of Directors waives the application of the Rights Plan.

The Rights Plan should provide adequate time for the shareholders to assess a bid and to permit competing bids to emerge. It also gives the Board of Directors sufficient time to explore other options. A potential bidder can avoid the dilutive features of the Rights Plan by making a bid that conforms to the requirements of a Permitted Bid.

To qualify as a Permitted Bid, a take-over bid must be made for all Common Shares and must be open for 60 days after the bid is made. If at least 50 percent of the Common Shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares. The bid must then remain open for a further period of ten business days on the same terms.

The requirements of a Permitted Bid enable each shareholder to make two separate decisions. First, a shareholder will decide whether the bid or any competing bid is adequate on its own merits. In making this decision the shareholder need not be influenced by the likelihood that the bid will succeed. If there is sufficient support such that at least 50 percent of the independently held Common Shares have been tendered, a shareholder who has not already tendered to that bid or to a competing bid will have a further ten business days to decide whether to withdraw his or her Common Shares from a competing bid, if any, and whether to tender to the bid.

A large number of publicly-held corporations in Canada and the United States have adopted shareholder rights plans.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. Shareholders may obtain a copy of the Rights Plan upon request of the Secretary of the Company.

Effective Date

The effective date of the Rights Plan was March 10, 1997 (the "Effective Date")

Term

The term of the Rights Plan is ten years, subject to reconfirmation by shareholders at every third annual meeting of the shareholders of the Company.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each outstanding Common Share.

Rights Exercise Privilege

The Rights will separate from the shares to which they are attached and will become exercisable at the time (the "Separation Time") that is eight trading days after the earlier of a person having acquired, or the commencement, announcement or other date determined by the Board of Directors in respect of a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

The acquisition of Beneficial Ownership (as defined in the Rights Plan) by any person (an "Acquiring Person"), including others acting in concert, of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Under the Rights Plan, there are certain exceptions to that rule, including (i) the Company or a subsidiary of the Company, (ii) a person who acquires 20 percent or more of the outstanding Common Shares through, among other things, a share redemption or a Permitted Bid, or
(iii) an underwriter or selling group member during the course of a public distribution. Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of such public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

Eight days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, for the exercise price of the Rights, Common Shares having a value (based on the then prevailing market price) equal to twice such exercise price (i.e., at a 50 percent discount). The exercise price of the Rights will be equal to five times the prevailing market price at the Separation Time.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the attached shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date. Rights are also attached to such shares outstanding on the Effective Date, although share certificates issued prior to that date will not bear such a legend. Prior to the Separation Time, Rights will not be transferable separately from the attached shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

         (i) the take-over bid must be made by way of a take-over bid circular to all holders of Common Shares;

         (ii) the take-over bid must be made for all Common Shares and to all holders thereof;

         (iii) the take-over bid must not permit Common Shares tendered pursuant to the take-over bid to be taken up prior to the expiry of a period of not less than 60 days and only if at such time more than 50 percent of the Common Shares held by shareholders other than the bidder, its affiliates, associates and persons acting jointly or in pursuant to the take-over bid and not withdrawn; and

         (iv) if more than 50 percent of the Common Shares held by independent shareholders are tendered to the take-over bid within 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional ten business days from the dates of such public announcement.

The Rights Plan allows a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the Permitted Bid.

Waiver and Redemption

The Board of Directors may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20 percent of the outstanding voting shares of the Company within 14 days or such period as may be specified by the Board of Directors. At any time prior to the occurrence of a Flip-in Event, the Board of Directors may with the prior approval of the holders of Common Shares or the Rights redeem all, but not less than all, of the outstanding Rights at a price of $0.001 each.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct any clerical or typographical error or, subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law or regulation. Other amendments or supplements to the Rights Plan may be made with prior approval of shareholders or Rights holders.

ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS THE TSX PRIVATE PLACEMENT THRESHOLD (THE TSX 25% RULE)

The Company, from time to time, investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations including the development of Las Cristinas mining properties, the development of the El Callao mining properties and the periodic purchase of gold by the Company to reduce its hedge book obligations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements which are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 99,057,509 COMMON SHARES AND THE COMPANY PROPOSES THAT IN ADDITION TO COMMON SHARES WHICH WOULD BE AVAILABLE FOR PRIVATE PLACEMENT UNDER THE TSX 25% RULE, A FURTHER 25 MILLION COMMON SHARES BE MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON JUNE 26, 2003.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

         (a) it must be substantially with parties at arm's length to the Company;

         (b) it cannot materially affect control of the Company;

         (c) it must be completed within a twelve month period following the date the shareholder approval is given; and

         (d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

                           MARKET PRICE              MAXIMUM DISCOUNT

                           $0.50 or less             25%
                           $0.51 to $2.00            20%
                           Above $2.00               15%

              (for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of which the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a private placement is "substantially" at arm's length or will materially affect control in which case specific approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next twelve months that will result in it issuing and/or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests that its shareholders pass an ordinary resolution the full text of which resolution is set out in Schedule "D" attached to this information circular. THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PRE-APPROVAL OF THE SHAREHOLDERS OF THE ISSUANCE OF UP TO 25 MILLION COMMON SHARES UNDER A PRIVATE PLACEMENT OR PLACEMENTS OF COMMON SHARES OF THE COMPANY IN THE TWELVE (12) MONTHS FOLLOWING JUNE 26, 2003, WHICH ISSUANCE OF COMMON SHARES WOULD BE IN ADDITION TO THE COMMON SHARES OTHERWISE ISSUABLE BY THE COMPANY UNDER THE TSX 25% RULE, IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION IN THIS REGARD THE FULL TEXT OF WHICH RESOLUTION IS SET OUT THE AFORESAID SCHEDULE "D". This resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy on the resolution. Unless specified in the form of proxy that the shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the resolution.

ISSUANCE OF SHARES TO VENEZUELAN LEGAL COUNSEL

The Company has successfully negotiated and on September 17, 2002 signed with the Corporacion Venezolana de Guayana ("CVG") a mine operating contract authorizing the Company to exclusively explore and exploit the Las Cristinas 4, 5, 6 & 7 gold deposits. The mine operating contract will require significant expansion of the Company's operations in Venezuela and will involve the advice and assistance of counsel in many related undertakings. The issuance of shares to Venezuelan Counsel is an integral part of the Company's strategy to contain its cash costs as it implements the mine operating contract. Subject to receipt of all necessary regulatory approvals, the Company proposes to issue common shares from time to time to a maximum of 1,000,000 common shares to such counsel. Any shares would be valued based on the 5 day weighted average trading price for the shares on the American Stock Exchange without discount.

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE PRE-APPROVAL OF UP TO 1,000,000 COMMON SHARES TO ITS VENEZUELAN LEGAL COUNSEL IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE RESOLUTION IN THIS REGARD, THE FULL TEXT OF WHICH RESOLUTION IS SET OUT IN SCHEDULE "E" TO THIS CIRCULAR. This resolution requires the affirmative vote of a majority of the votes cast by shareholders who vote in person or by proxy on the resolution. Unless specified in the form of proxy that the shares represented by the form of proxy shall be voted against this resolution, the persons designated in the enclosed form of proxy intend to vote "For" the resolution.

OTHER BUSINESS

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment. The management of the Company knows of no other matters to come before the Meeting other than those referred to in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

SHAREHOLDER PROPOSALS

For the next annual meeting of the Company, shareholders must submit any proposal they wish to be considered at such meeting not less that 90 days prior to May 14, 2004.

                                 BOARD APPROVAL

The contents of this Circular and the sending of it to each shareholder entitled to receive notice of the meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies have been approved and authenticated by the Board of Directors.

DATED May 14, 2003.

                                                    BY ORDER OF THE BOARD

                                                    (SIGNED) MARC J. OPPENHEIMER
                                                    PRESIDENT & CEO

                                  SCHEDULE "A"



                     REPORTING PACKAGE - NATIONAL POLICY 31

         1.  NOTICE OF CHANGE OF AUDITORS DATED APRIL 8, 2003

         2.  LETTER FROM FORMER AUDITOR DATED APRIL 10, 2003

         3.  LETTER FROM SUCCESSOR AUDITOR DATED APRIL 11, 2003

         4. WRITTEN CONFIRMATION OF REVIEW FROM THE AUDIT COMMITTEE OF THE COMPANY DATED APRIL 22, 2003

                                  SCHEDULE "B"



CHANGE IN REGISTERED OFFICE

BE IT RESOLVED THAT:

         1. As a special resolution to amend the Articles of the Company to change the registered office of the Company from the City of Vancouver, Province of British Columbia, to the City of Toronto, Province of Ontario.

         2. Any officer or director of the Company is hereby authorized, for and on behalf pf the Company, to execute and deliver all such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                  SCHEDULE "C"



RECONFIRMATION OF SHAREHOLDERS RIGHTS PLAN

BE IT RESOLVED THAT:

         1. The shareholders right plan agreement dated as of March 10, 1997 between the Company and the R-M Trust Company (now CIBC Mellon Trust Company) is hereby reconfirmed.

         2. Any officer or director of the Company is hereby authorized, for and on behalf pf the Company, to execute and deliver all such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                  SCHEDULE "D"



ADVANCE SHAREHOLDER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS THE TSX PRIVATE PLACEMENT THRESHOLD (THE TSX 25% RULE)

BE IT RESOLVED THAT:

         1. As an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 26, 2003, of up to25 million common shares or securities convertible into such number of common shares, which issuance of common shares shall be in addition to the common shares which might otherwise be issuable by the Company under the rules of the TSX as more particularly described in the information circular of the Company dated May 14, 2003 is hereby approved.

         2. Any officer or director of the Company is herby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

                                  SCHEDULE "E"



ISSUANCE OF COMMON SHARES TO VENEZUELAN LEGAL COUNSEL

BE IT RESOLVED THAT:

         1. The issuance of up to 1,000,000 common shares of the Company to the Company's Venezuelan legal counsel in satisfaction of legal expenses incurred from time to time by the Company on the terms described in the information circular of the Company dated May 14, 2003 is hereby authorized and approved; and

         2. Any officer or director of the Company is herby authorized, for and on behalf of the Company, to execute and deliver all such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

Crystallex International Corporation
700 West Pender, Suite 902
Vancouver, BC V6C 1G8
Tel: 604 683.0672

Dear Shareholder,

Please find attached the consolidated financial statements for the Company for its year ended December 31, 2002 including Note
18, "Differences between Canadian and United States Generally
Accepted Accounting Principles".

In order to accommodate printing schedules, it was necessary that our Annual Report include financial statements which complied with Canadian Generally Accepted Accounting Principles but which did not include Note 18. Please refer to the attached which represents a full and complete set of consolidated financial statements.

Yours very truly,

/s/ Marc Oppenheimer

Marc J. Oppenheimer
President &
Chief Executive Officer

Consolidated Financial Statements of



CRYSTALLEX INTERNATIONAL
CORPORATION



December 31, 2002, 2001 and 2000



(Expressed in Canadian dollars)

                 [Deloitte & Touche Letterhead graphic omitted]


INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
May 13, 2003, except as to Note 18, which is at May 22, 2003

  COMMENTS BY AUDITOR ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) to identify circumstances in which accounting changes affect consistency such as the matters described in Notes 3 and 18 to the Crystallex International Corporation's consolidated financial statements. Our report to the shareholders dated May 13, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such circumstances in the auditors' report when the items are properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
May 22, 2003

CRYSTALLEX INTERNATIONAL CORPORATION
TABLE OF CONTENTS
December 31, 2002, 2001 and 2000

--------------------------------------------------------------------------------


Auditors' Report                                                            F-2


Consolidated Balance Sheets                                                 F-4


Consolidated Statements of Operations                                       F-5


Consolidated Statements of Cash Flows                                       F-6


Consolidated Statements of Changes in Shareholders' Equity                  F-7


Notes to the Consolidated Financial Statements                       F-8 - F-51

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------
                                                   2002                 2001
                                              -------------       --------------
                                                                  (as restated -
                                                                      Note 3)

ASSETS
CURRENT
  Cash and cash equivalents                    $   5,695,130      $  14,409,831
  Accounts receivable                              2,332,437          2,883,091
  Production inventories (Note 4)                  8,544,920          8,917,304
  Supplies inventory and prepaid expenses            536,843          1,253,232
  Investments (Note 5)                                89,329            235,901
  Due from related parties                            88,164              8,735
--------------------------------------------------------------------------------
                                                  17,286,823         27,708,094
SECURITY DEPOSITS                                    208,887            306,218
INVESTMENT (Note 5)                                  640,000            640,000
PROPERTY, PLANT AND EQUIPMENT (Note 7)           154,303,830        122,660,335
DEFERRED FINANCING FEES (Note 8)                   2,162,868          1,269,652
--------------------------------------------------------------------------------
TOTAL ASSETS                                   $ 174,602,408      $ 152,584,299
================================================================================

LIABILITIES
CURRENT

  Accounts payable and accrued liabilities     $  17,385,724      $  16,456,041
  Due to related parties                             245,925            437,506
  Deferred credit                                  4,991,267            525,878
  Current portion of long-term debt (Note 9)       7,850,256          2,609,559
--------------------------------------------------------------------------------
                                                  30,473,172         20,028,984
RECLAMATION PROVISION                              1,048,726          1,137,568
LONG-TERM DEBT (Note 9)                           26,206,277         25,216,992
DEFERRED CREDIT                                   14,829,267            646,821
--------------------------------------------------------------------------------
                                                  72,557,442         47,030,365
--------------------------------------------------------------------------------
MINORITY INTEREST                                    143,517            143,517
--------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 10)                          193,349,000        165,350,568
SPECIAL WARRANTS (Note 10)                         4,557,450                 --
EQUITY COMPONENT OF CONVERTIBLE NOTES              3,878,322          1,557,302
CONTRIBUTED SURPLUS                                5,801,535          4,415,546
DEFICIT                                         (105,684,858)       (65,912,999)
--------------------------------------------------------------------------------
                                                 101,901,449        105,410,417
--------------------------------------------------------------------------------
                                               $ 174,602,408      $ 152,584,299
================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)


                                             2002            2001            2000
                                         ------------    ------------    ------------
                                                            (as restated - Note 3)

OPERATING REVENUE                        $ 45,121,049    $ 53,323,172    $ 47,800,240
-------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations                               40,677,574      39,847,295      30,693,945
  Amortization                              9,926,247       9,555,223       8,131,265
  Depletion                                 2,132,964       2,214,550       2,167,693
-------------------------------------------------------------------------------------
                                           52,736,785      51,617,068      40,992,903
-------------------------------------------------------------------------------------
OPERATING (LOSS) PROFIT                    (7,615,736)      1,706,104       6,807,337
-------------------------------------------------------------------------------------

EXPENSES
  Amortization                                329,288         471,530         136,643
  Interest on long-term debt                2,975,243       2,114,799       1,129,883
  General and administrative (Note 11)      9,949,630       6,916,095       6,401,277
-------------------------------------------------------------------------------------
                                           13,254,161       9,502,424       7,667,803
-------------------------------------------------------------------------------------

NON-HEDGE DERIVATIVE
 (LOSS) GAIN (Note 15)                    (17,816,643)        740,532              --
-------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS                   (38,686,540)     (7,055,788)       (860,466)
-------------------------------------------------------------------------------------
OTHER ITEMS
  Interest and other income                   378,830         479,637         727,472
  Foreign exchange gain (loss)                881,101      (3,238,889)       (275,463)
  Minority interest                                --         169,800              --
  Write down of marketable securities        (210,572)     (2,003,338)             --
  Write down of mineral properties         (2,134,678)    (25,001,776)             --
-------------------------------------------------------------------------------------
                                           (1,085,319)    (29,594,566)        452,009
-------------------------------------------------------------------------------------
NET LOSS FOR THE YEAR                    $(39,771,859)   $(36,650,354)   $   (408,457)
=====================================================================================

NET LOSS PER SHARE - Basic and diluted   $      (0.47)   $      (0.53)   $      (0.01)
=====================================================================================
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING
  Basic and Diluted                        84,441,287      69,117,738      52,965,842
=====================================================================================


CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


                                                            2002            2001            2000
                                                       ------------    ------------    ------------
                                                                           (as restated - Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                  $(39,771,859)   $(36,650,354)   $   (408,457)
Adjustments to reconcile income to net cash
 used in operating activities:
   Amortization and depletion                            12,388,499      12,241,303      10,435,601
   Foreign exchange loss                                   (514,396)      2,834,827         351,693
   Gain on sale of securities                                    --              --        (102,856)
   Loss (gain) on loan conversion                                --       1,529,354        (110,312)
   Interest on long-term debt                                   327         347,690         132,532
   Management fees                                          110,955         193,739          35,000
   Minority interest                                             --        (169,800)             --
   Non-hedge derivative loss                             17,499,063        (740,532)             --
   Reclamation provision                                    (88,849)        (44,652)        403,972
   Write-down of marketable securities                      210,572       2,003,338              --
   Write-down of mineral properties                       2,134,678      25,001,776              --

 Changes in other operating assets and liabilities,
   (net of effects from purchase of subsidiaries):
     Decrease (increase) in accounts receivable             285,549        (187,486)      1,590,337
     (Increase) decrease in  inventories                   (277,910)      1,254,765         808,719
     Decrease (increase) in deposits and
       prepaid expenses                                   1,505,345         644,877      (1,638,314)
     (Increase) decrease in due from related parties       (115,256)         26,883            (281)
     Increase (decrease) in accounts payable and
       accrued liabilities                                  786,307         321,396        (638,975)
     Decrease in due to related parties                     247,485         145,322         221,089
     Increase in deferred credit                          1,148,772         375,572              --
---------------------------------------------------------------------------------------------------
                                                         (4,450,718)      9,128,018      11,079,748
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of subsidiaries (net of cash acquired)                 --      (5,349,761)     (7,761,691)
 Purchase of property, plant and equipment              (43,728,076)    (12,736,568)     (3,610,509)
 Deferred acquisition costs                                      --              --      (4,627,626)
 Security deposits                                           97,331        (113,107)        (64,663)
 Purchase of long term investment securities                     --              --      (2,643,338)
 Proceeds on sale of marketable securities                       --              --         137,143
 Purchase of marketable securities                          (64,000)         (8,000)       (224,002)
---------------------------------------------------------------------------------------------------
                                                        (43,694,745)    (18,207,436)    (18,794,686)
---------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of capital stock for cash                       7,284,107       9,743,922       3,704,095
 Capital stock subscribed                                        --              --       1,955,644
 Special warrants                                         4,557,450              --              --
 Debt borrowings                                         30,365,399      11,607,595      10,191,625
 Debt repayments                                           (771,120)       (988,608)    (10,370,847)
 Deferred financing fees                                 (2,005,074)     (1,292,102)             --
---------------------------------------------------------------------------------------------------
                                                         39,430,762      19,070,807       5,480,517
---------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                                    (8,714,701)      9,991,389      (2,234,421)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR                                       14,409,831       4,418,442       6,652,863
---------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
 END OF YEAR                                           $  5,695,130    $ 14,409,831    $  4,418,442
===================================================================================================



Supplemental disclosure with respect to cash flows (Note 13)

CRYSTALLEX INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------



                                                                               Number of
                                                 Number                         Special                          Number of
                                               of Shares        Amount          Warrants         Amount           Warrants
                                               ------------------------------------------------------------------------------
Balance at December 31, 1999                   45,295,569   $ 105,393,744              --    $          --        7,919,643
  Shares issued on exercise of options          2,222,208       2,285,708              --               --               --
  Shares issued on conversion of warrants         959,200       1,418,387              --               --         (959,200)
  Shares issued for management fees                29,536          69,557              --               --               --
  Shares issued for legal fees                    300,000         698,820              --               --               --
  Shares issued for Bolivar Acquisition         1,268,749       2,345,631              --               --               --
  Shares issued for Las Cristinas               4,580,404      10,956,327              --               --               --
  Shares issued on conversion of notes          4,498,555       7,500,284              --               --               --
  Warrants issued with convertible notes               --              --              --               --        3,008,557
  Warrants expired during the year                     --              --              --               --       (2,000,000)
  Special warrants issued for cash                     --              --       1,025,000        1,387,809        1,025,000
  Loss for the year                                    --              --              --               --               --
----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                   59,154,221     130,668,458       1,025,000        1,387,809        8,994,000
  Shares issued on exercise of options            340,000         468,700              --               --               --
  Shares issued on conversion of warrants       1,460,443       2,318,889              --               --       (1,460,443)
  Shares issued for management fees                65,466         104,550              --               --               --
  Shares issued for legal fees                  1,200,000       2,385,000              --               --               --
  Shares issued for El Callao                   3,987,535       5,150,520              --               --               --
  Shares issued for Las Cristinas               1,035,689       2,597,247              --               --               --
  Shares issued on conversion of notes          3,199,055       3,803,591              --               --               --
  Warrants issued with convertible notes               --              --              --               --        2,666,938
  Conversion of special warrants                1,025,000       1,387,809      (1,025,000)      (1,387,809)              --
  Shares issued for private placement           3,111,111       3,162,042                                         3,111,111
  Shares issued for bank loan                   4,701,615      13,214,573              --               --               --
  Shares issued for broker fees                    67,059          89,189              --               --               --
  Warrants expired during the year                     --              --              --               --       (2,333,334)
  Equity component of convertible notes                --              --              --               --               --
  Loss for the year                                    --              --              --               --               --
----------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                   79,347,194     165,350,568              --               --       10,978,272
  Shares issued on exercise of options          1,104,500       1,615,650              --               --               --
  Shares issued on conversion of warrants       2,495,125       6,251,422              --               --       (2,495,125)
  Shares issued for management fees                42,612         110,955              --               --               --
  Shares issued for mineral property              282,554         873,182              --               --               --
  Shares issued for bank loan                     677,711       1,714,609              --               --               --
  Shares issued for finders fee                    35,430          78,655              --               --               --
  Shares issued on conversion of notes          7,737,152      17,353,959              --               --               --
  Special warrants issued for cash                     --              --       2,252,500        4,557,450               --
  Warrants issued with convertible notes               --              --              --               --        3,195,023
  Equity component of convertible notes                --              --              --               --               --
  Loss for the year                                    --              --              --               --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                   91,722,278   $ 193,349,000       2,252,500    $   4,557,450       11,678,170
============================================================================================================================
                                                                                  Equity
                                                                                Component
                                                                                   of
                                             Contributed                       Convertible
                                               Surplus          Deficit           Notes          Total
                                            ---------------------------------------------------------------
Balance at December 31, 1999                $          --   $ (28,854,188)   $         --    $  76,539,556
  Shares issued on exercise of options                 --              --              --        2,285,708
  Shares issued on conversion of warrants              --              --              --        1,418,387
  Shares issued for management fees                    --              --              --           69,557
  Shares issued for legal fees                         --              --              --          698,820
  Shares issued for Bolivar Acquisition                --              --              --        2,345,631
  Shares issued for Las Cristinas                      --              --              --       10,956,327
  Shares issued on conversion of notes                 --              --              --        7,500,284
  Warrants issued with convertible notes           63,671              --              --           63,671
  Warrants expired during the year                     --              --              --               --
  Special warrants issued for cash                567,835              --              --        1,955,644
  Loss for the year                                    --        (408,457)             --         (408,457)
-----------------------------------------------------------------------------------------------------------

Balance at December 31, 2000                      631,506     (29,262,645)             --      103,425,128
  Shares issued on exercise of options                 --              --              --          468,700
  Shares issued on conversion of warrants              --              --              --        2,318,889
  Shares issued for management fees                    --              --              --          104,550
  Shares issued for legal fees                         --              --              --        2,385,000
  Shares issued for El Callao                          --              --              --        5,150,520
  Shares issued for Las Cristinas                      --              --              --        2,597,247
  Shares issued on conversion of notes                 --              --              --        3,803,591
  Warrants issued with convertible notes           84,105              --              --           84,105
  Conversion of special warrants                       --              --              --               --
  Shares issued for private placement           3,699,935              --              --        6,861,977
  Shares issued for bank loan                          --              --              --       13,214,573
  Shares issued for broker fees                        --              --              --           89,189
  Warrants expired during the year                     --              --              --               --
  Equity component of convertible notes                --              --       1,557,302        1,557,302
  Loss for the year                                    --     (36,650,354)             --      (36,650,354)
-----------------------------------------------------------------------------------------------------------

Balance at December 31, 2001                    4,415,546     (65,912,999)      1,557,302      105,410,417
  Shares issued on exercise of options                 --              --              --        1,615,650
  Shares issued on conversion of warrants        (572,804)             --              --        5,678,618
  Shares issued for management fees                    --              --              --          110,955
  Shares issued for mineral property                   --              --              --          873,182
  Shares issued for bank loan                          --              --              --        1,714,609
  Shares issued for finders fee                        --              --              --           78,655
  Shares issued on conversion of notes                 --              --      (1,557,302)      15,796,657
  Special warrants issued for cash                     --              --              --        4,557,450
  Warrants issued with convertible notes        1,958,793              --              --        1,958,793
  Equity component of convertible notes                --              --       3,878,322        3,878,322
  Loss for the year                                    --     (39,771,859)             --      (39,771,859)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                $   5,801,535   $(105,684,858)   $  3,878,322    $ 101,901,449
===========================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

1.     NATURE OF OPERATIONS

       Crystallex International Corporation ("Crystallex" or "the Company") is engaged in the production of gold and related activities including exploration, development, mining and processing. These activities are conducted primarily in Venezuela and Uruguay.

2.     SIGNIFICANT ACCOUNTING POLICIES

       The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada and except as described in Note 18, conform in all material respects with accounting principles generally accepted in the United States. The principal accounting policies followed by the Company, which have been consistently applied in the restated financial statements (Note
       3), are summarized as follows:

       Principles of consolidation

       These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant inter-company balances and transactions have been eliminated.

       Translation of foreign currencies

       The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

       Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

       Cash and cash equivalents

       Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

       Marketable securities

       Marketable securities are carried at the lower of cost and market value.

       Long-term investment securities

       Long-term investment securities are carried at cost and written down when there has been an other than temporary decline in value. The unrealized loss is recognized in the determination of net income.

       Allowance for doubtful accounts

       The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2002 and December 31, 2001.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Plant and equipment

       Plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization of plant and equipment used directly on exploration projects is included in deferred exploration costs and is charged against operations when the related property commences production. Amortization is being provided for using the straight-line method over the following periods not to exceed the estimated life of mine:

           Buildings                                   5 years
           Field vehicles                              5 years
           Furniture and equipment                     5 years
           Mill and plant                              20 years
           Mining equipment                            10 years

       Mineral properties

       Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are produced. Development costs, including the mineral acquisition and direct mineral exploration costs relating to the mining plan are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

       Property evaluations

       The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

       Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long term expectation is that the net carrying amount will not be recovered.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Production inventories

       Gold in dore, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

       Consumables and spare parts inventory

       Consumables and spare parts inventory are valued at the lower of average and replacement cost.

       Income taxes

       The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company recognizes a future income tax asset when it appears more likely than not that some or all of the future income tax assets will be realized.

       Reclamation costs

       The Company's Uruguayan subsidiary records a liability for the estimated future costs to reclaim mined land, such as the rehabilitation and re-vegetation of waste rock areas, the covering up of tailings ponds and the treatment and discharge of residual cyanide solution, and the dismantling of plants, by recording charges to production costs for each tonne of ore mined over the life of the mine. The amount charged is calculated using the units of production method based on management's estimation of reclamation costs and the ratio of ore mined to total proven and probable reserves. The accrued liability is reduced as reclamation expenditures are made. The Company's estimate of its ultimate reclamation liability may vary from current estimates due to possible changes in laws and regulations and changes in cost estimates. The Company will accrue additional liabilities for further reclamation costs as and when evidence becomes available indicating that its reclamation liability has changed.

       The Company's Venezuelan subsidiaries conduct reclamation on an ongoing basis and costs related thereto are expensed as incurred.

       Revenue recognition

       Revenue from mining operations is recognized upon shipment, when title has passed to the customer and collection of the sale is reasonably assured.

       Deferred financing costs

       Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Net income (loss) per share

       Net income (loss) per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted net income per share is calculated using the treasury stock method.

       Commodity instruments

       The Company uses derivative financial instruments including fixed forward contracts to manage its exposure to fluctuations in the market price of gold. The instruments are intended to reduce or eliminate the risk of falling prices on the Company's future gold production. Gains and losses on fixed forward contracts are recognized in gold revenues when the related designated production is delivered.

       The Company enters into commodity contracts in the normal course of its business to establish future sales prices and manage the future cash flow risks associated with price volatility of the commodities produced at its operating mines. Commodity contracts may be designated as hedges of financial risk exposures of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. The Company regularly monitors its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

       The Company has adopted the recommendations of the CICA Emerging Issues Committee which issued EIC 113, "Accounting By Commodity Producers For Written Call Options", whereby written call options entered into on or after October 24, 2000 are recognized on the balance sheet as a liability measured at fair value with subsequent changes in the fair value of the liability recognized in the statement of operations in the period of the change. The changes in the fair value are classified as a non-hedge derivative gain (loss) in the statement of operations.

       Stock-based compensation plan

       Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock based transactions. The new standard permits the Company to continue its existing policy whereby no compensation cost is recorded on the grant of stock options to employees.

       Handbook Section 3870, however, does require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

       Under the new standards, direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       Use of estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

3.     PRIOR PERIOD RESTATEMENT

       The following summarizes adjustments made to previously reported amounts:

                                                           2002              2001              2000
                                                       ------------      ------------      ------------
       Deficit, begining of year,
         as previously reported                        $ 21,361,808      $ 21,430,202      $ 24,734,758

       Restatements
         Reduction to plant and equipment (a)           (16,292,449)       (7,450,481)       (3,954,016)
         Reduction to mineral properties (b)            (19,746,087)               --                --
         Understatement of expenses (c)                    (102,363)         (301,966)         (176,599)
         Foreign exchange conversion gain (loss) (d)     (2,780,352)           39,581
         Gold loan conversion (e)                        (1,529,364)               --                --
         Minority interest (f)                             (704,643)               --                --
         Write-down of investment (g)                    (2,003,338)               --                --
         Reversal of capitalized costs (h)               (1,188,225)               --                --
         Other                                             (204,370)         (119,577)           11,185
       ------------------------------------------------------------------------------------------------
       Deficit, beginning of year,
         as restated                                   $ 65,912,999      $ 29,262,645      $ 28,854,188
       ================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       The restatement had the following effect on assets and liabilities as previously reported as at December 31, 2001:

                                                Current           Long-term           Current            Other
                                                Assets              Assets          Liabilities       Liabilities
                                             -------------      -------------      -------------     -------------
       Balance as at December 31, 2001,
         as previously reported              $  27,859,341      $ 170,484,662      $  19,926,621     $  34,478,863

         Reduction to plant and
           equipment (a)                                --        (16,292,449)                --                --
         Reduction to mineral
           properties (b)                               --        (19,746,087)                --                --
         Understatement of expenses (c)                 --                 --            102,363                --
         Foreign exchange conversion
           gain (loss) (d)                        (151,247)         1,934,867                 --          (111,953)
         Gold loan conversion (e)                       --                 --                 --         1,529,364
         Minority interest (f)                          --         (8,313,225)                --        (7,608,582)
         Write-down of investment (g)                   --         (2,003,338)                --                --
         Reversal of capitalized costs (h)              --         (1,188,225)                --                --
         Equity component of convertible
           notes (i)                                    --                 --                 --        (1,347,164)
         Other                                          --                 --                 --           204,370
       -----------------------------------------------------------------------------------------------------------
       Balance as at December 31, 2001,
         as restated     s                    $  27,708,094      $ 124,876,205      $  20,028,984     $  27,144,898
       ===========================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       The restatement had the following effect on net income and earnings per share, as previously reported, for the year ended December 31, 2001 and 2000:

                                                            2001              2000
                                                        ------------      ------------
       Net income, as previously reported               $     68,394      $  3,304,556
       Restatements
         Reduction to plant and equipment (a)             (8,841,968)       (3,496,465)
         Reduction to mineral properties (b)             (19,746,087)               --
         Understatement of expenses (c)                      199,603          (125,367)
         Foreign exchange conversion gain(loss) (d)       (2,819,933)           39,581
         Gold loan conversion (e)                         (1,529,364)               --
         Minority interest (f)                              (704,643)               --
         Write-down of investment (g)                     (2,003,338)               --
         Reversal of capitalized costs (h)                (1,188,225)               --
         Other                                               (84,793)         (130,762)
       -------------------------------------------------------------------------------
       Net loss, as restated                            $(36,650,354)     $   (408,457)
       ===============================================================================

       Net income per share, basic
         as previously reported                         $       0.00      $       0.06
       Per share effect of above noted net income
         restatements                                          (0.53)            (0.07)
       -------------------------------------------------------------------------------
       Net loss per share, basic
         as restated                                    $      (0.53)     $      (0.01)
       ===============================================================================

       (A)    REDUCTION TO PLANT AND EQUIPMENT

              The Company's Uruguay mill assets had previously been amortized over a 20-year period and its mine equipment had been amortized over a 10-year period. These amortization periods exceeded life of mine estimates at the date of acquisition in 1998, estimated at 5 to 7 years. Accordingly, amortization expense of these assets has been increased by $3,586,279 and $3,496,465 for the years ended December 31, 2001 and 2000, respectively, and by $3,954,016 for fiscal years 1999 and 1998 through a cumulative adjustment of retained earnings as at December 31, 1999.

              Management further concluded that the recoverability of its Venezuelan Albino project plant and equipment assets was overstated based upon a recoverability analysis as at December 31, 2002. Accordingly, management has retroactively written down these assets by $5,255,689, recorded in 2001.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       (B)    REDUCTION TO MINERAL PROPERTIES

              As a result of detailed formal life of mine analyses for each of the Company's mineral properties, management concluded that the undiscounted cash flows from ongoing operations at the Company's Venezuelan Albino and Tomi Properties, determined using assumptions existing at December 31, 2001, were insufficient to support the recovery of the respective carrying values. Accordingly, management retroactively reduced the December 31, 2001 carrying values of the two mineral properties by $13,337,942 and $6,408,145, respectively to reflect the year in which the impairment should have been recognized.

       (C)    UNDERSTATEMENT OF EXPENSES

              Management noted that certain expenditures incurred by the Company had not been reflected within the financial statements in the year in which the underlying transaction occurred. Accordingly, general and administrative expenses have been reduced by $199,603 and increased by $125,367 for the years ended December 31, 2001 and 2000, respectively and increased by $176,599 for the fiscal years 1999 and prior through adjustment of retained earnings as at December 31, 1999.

       (D)    FOREIGN EXCHANGE CONVERSION GAIN (LOSS)

              Upon review of the Company's foreign subsidiaries management confirmed that each of the Company's majority owned subsidiaries were fully integrated foreign operations with their parent throughout the reporting period. Accordingly, from the date of acquisition, each of these subsidiaries should be translated into Canadian dollars using the temporal method. In the prior years the Company had accounted for its Minera San Gregorio S.A. (Stel BVI Inc.) and Bolivar Goldfields A.V.V. subsidiaries as being self sustaining operations. Accordingly, the total adjustment required to reflect the appropriate foreign exchange translation, since their respective acquisitions, was to reduce and eliminate the previously recorded Cumulative Translation Account by $4,675,924 and $344,513 as at December 31, 2001 and 2000, respectively. This restatement reduced net income by $2,819,933 in fiscal 2001 and increased net income by $39,581 in fiscal 2000.

       (E)    GOLD LOAN

              During fiscal 2001, the Company converted their gold loan into a cash loan. Upon settlement, management recorded a gain in the year in excess of the amount that should have been recorded by the Company. Accordingly, at December 31, 2001, management increased the long-term debt payable and reduced the conversion gain previously recorded by $1,529,364, respectively.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

3.     PRIOR PERIOD RESTATEMENT (CONTINUED)

       (F)    MINORITY INTEREST

              During fiscal 2001, upon the acquisition of the 79.4% interest in El Callao (see Note 6), the Company reflected the acquisition using purchase accounting. Upon review, management has revised its purchase equation, which resulted in a reduction in both the plant and equipment acquired and the minority interest share by $8,738,994, respectively.

              As a result of the inappropriate value being assigned to plant and equipment, the depletion expense charged to the statement of operations was overstated. Accordingly, depletion expense has been reduced by $425,769 for the year ended December 31, 2001.

              Furthermore, as the original purchase equation assigned an overstated net asset value to the minority shareholders' interest, the Company subsequently overstated the amount of the minority shareholders' share of the post acquisition net loss incurred by El Callao. Accordingly, at December 31, 2001 an adjustment of $1,130,412 was recorded to correct the minority interest's share of the loss.

       (G)    WRITE-DOWN OF INVESTMENT

              As discussed in Note 5, during 2001 management deemed the decline in the market value of the shares in a long term investment to be other than temporary. Although the market value declined below the carrying value of the investment, management did not reflect this other than temporary impairment in the financial statements. Accordingly, management retroactively recorded an impairment loss of $2,003,338 in 2001.

       (H)    REVERSAL OF CAPITALIZED COSTS

              During fiscal 2001 the Company capitalized amounts to mineral properties that should have been charged to the statement of operations. Accordingly, as at December 31, 2001 mineral properties has been reduced by $1,188,225 while general and administrative expenses for the year then ended have been increased by an equal amount.

       (I)    EQUITY COMPONENT OF CONVERTIBLE NOTES

              Upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. As at December 31, 2001, the equity component of the convertible notes has been increased by $1,347,163, and long-term debt and been decreased by an equal amount, as a result of a recalculation of these components.

4.     PRODUCTION INVENTORIES

                                          2002           2001
                                       ----------     ----------

       Gold in dore                    $  870,186     $  488,424
       Gold in process                    663,882      2,748,214
       Stockpiled ore                     141,117        977,110
       Consumables and spare parts      6,869,735      4,703,556
       ---------------------------------------------------------
                                       $8,544,920     $8,917,304
       =========================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

5.     INVESTMENTS

       The Company has acquired the common shares of several publicly listed companies. The quoted market value of those companies, classified by management as short-term marketable securities, at December 31, 2002 is $107,658 (2001 - $270,888).

       The Company has also acquired the common shares of a publicly listed company, with the intention of holding these shares as a long term investment; however, management deemed the decline in the market value of these shares to be other than temporary. Accordingly, management recorded a 2001 other than temporary impairment loss of $2,003,338 (Note 3(g)). The quoted market value of the long term investment at December 31, 2002 is $816,000 (2001 - $640,000).

6.     ACQUISITIONS

       Fiscal 2002

       There were no business acquisitions during fiscal 2002.

       Fiscal 2001

       Effective February 27, 2001, the Company acquired 79.4% of the outstanding share capital of El Callao Mining Corp ("ECM") by way of a share for share public offering take-over bid: 44.9% of which being shares held by Bema Gold Corporation ("Bema"). The Company also acquired from Bema for cash and shares, certain assets related to ECM. ECM, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

       The acquisition has been accounted for using the purchase method, and can be summarized as follows:

                                                                    As restated
                                                                      (Note 3)

       Cash and cash equivalents                                   $     15,061
       Accounts receivable and other assets                             491,338
       Note receivable                                                2,240,780
       Property, plant and equipment                                 13,185,945
       Accounts payable and accrued liabilities                        (648,712)
       Minority interest                                               (170,431)
       ------------------------------------------------------------------------
       Consideration paid                                          $ 15,113,981
       ========================================================================

       Consideration paid consisted of:
         Cash paid                                                 $  9,638,770
         Common shares of the Company (3,987,535 common shares)       5,150,520
         Acquisition costs                                              324,691
       ------------------------------------------------------------------------
                                                                   $ 15,113,981
       ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

6.     ACQUISITIONS (CONTINUED)

       The agreement with Bema also provides for a 1% net smelter returns royalty to be expensed against gold production.

       Fiscal 2000

       Effective July 27, 2000, the Company acquired 100% of the outstanding share capital of Bolivar Goldfields, A.V.V. The company, through its subsidiaries, is involved in mining activities and the exploration and development of mineral properties.

       The acquisition has been accounted for using the purchase method, and can be summarized as follows:

       Cash and cash equivalents                                   $    266,520
       Accounts receivable and other assets                             775,504
       Production and supplies inventories                            1,139,000
       Property, plant and equipment                                 36,046,792
       Accounts payable and accrued liabilities                      (8,863,887)
       Long term debt                                               (18,847,225)
       Minority interest                                               (142,862)
       ------------------------------------------------------------------------
       Consideration paid                                          $ 10,373,842
       ========================================================================

       Consideration paid consisted of:
         Cash paid                                                 $  7,745,725
         Common shares of the Company (1,268,749 common shares)       2,345,631
         Acquisition costs                                              282,486
       ------------------------------------------------------------------------
                                                                   $ 10,373,842
       ========================================================================

7.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment at December 31, are as follows:

                                                          2002
                                      ----------------------------------------------
                                                       ACCUMULATED
                                        COST, NET      AMORTIZATION
                                           OF              AND            NET BOOK
                                       WRITE-DOWN       DEPLETION           VALUE
                                      ------------     ------------     ------------
       Plant and equipment            $ 62,619,774     $ 36,751,308     $ 25,868,466
       Mineral properties              124,752,565        5,082,643      119,669,922
       Deferred exploration and
         development expenditures       10,232,150        1,466,708        8,765,442
       -----------------------------------------------------------------------------
                                      $197,604,489     $ 43,300,659     $154,303,830
       =============================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

                                                 2001 As restated (Note 3)
                                      ----------------------------------------------
                                                       Accumulated
                                       Cost, Net       Amortization
                                          of              and             Net Book
                                       Write-down       Depletion           Value
                                      ------------     ------------     ------------
       Plant and equipment            $ 58,062,057     $ 26,813,220     $ 31,248,837
       Mineral properties               87,593,791        3,861,478       83,732,313
       Deferred exploration and
         development expenditures        8,234,094          554,909        7,679,185
       -----------------------------------------------------------------------------
                                      $153,889,942     $ 31,229,607     $122,660,335
       =============================================================================

       Plant and equipment and deferred exploration and development expenditures include the Company's San Gregorio Mining concession acquired in October 1998. The Uruguayan Government mining agency granted the Company exploitation rights over the concession for 15 years subject to a net profit royalty.

       Costs of mineral properties represent acquisition costs related to the following:

                                                                2002                2001
                                                            -------------      -------------
                                                                                As restated
                                                                                  (Note 3)
       Albino 1 Concession                                  $   7,338,381      $   7,338,381
       Bolivar Goldfields Properties                           15,699,956         15,699,956
       Cristinas Concessions                                   78,819,620         41,453,364
       El Callao Properties                                    19,478,031         18,427,419
       Mineiro Concession                                              --            724,548
       Santa Elena, San Miguel and Carabobo Concessions         3,416,577          3,431,837
       Knob Hill Property                                              --            518,286
       -------------------------------------------------------------------------------------
                                                              124,752,565         87,593,791
       Less: Accumulated depletion                             (5,082,643)        (3,861,478)
       -------------------------------------------------------------------------------------
                                                            $ 119,669,922      $  83,732,313
       =====================================================================================

       Deferred exploration and development costs are not re-characterized as costs of mineral properties once production has commenced.

       ALBINO 1 CONCESSION

       By agreement with Albino Bonucci, dated December 23, 1992, the Company, through its subsidiaries, acquired a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. The consideration of $13.8 million to acquire the interest in the concession was fully paid by December 31, 1997. A 1% Net Smelter Return Royalty is payable to the Venezuelan Ministry of Energy and Mines ("MEM") from the proceeds of gold production.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       BOLIVAR GOLDFIELDS PROPERTIES

       During 2000, the Company acquired all of the outstanding share capital of Bolivar Goldfields A.V.V. This acquisition includes the Tomi concession, Revemin mill and exploration lands in Venezuela. The exploration lands include the Dividival I and II, the Belen II, and the Marwani 1, 2, 5,6,7,9, and 11 concessions in the El Callao greenstone belt in Venezuela.

       The Company has not yet submitted feasibility studies for the Marwani 1,2,5,6,7,9, and 11 concessions but has requested extensions of time for their presentation. If the extension is not granted the concession rights to Marwani property could be revoked. The Company believes the extensions will be granted as it is common practice to grant such extensions; however, there is no assurance of this.

       CRISTINAS CONCESSIONS

       In November 2001, the Corporacion Venezolana de Guayana ("CVG") terminated the contract with a third party for the exploitation of the Las Cristinas deposits. In March 2002, the Venezuelan Ministry of Energy and Mines ("MEM") passed a resolution repossessing the Cristinas Concessions on behalf of the Republic of Venezuela which in turn declared the underlying deposits reserved for the Republic of Venezuela and authorized the MEM to contract the direct exploitation of the area to the CVG. Subsequently, the MEM and the CVG entered into an agreement for the development of the deposits, authorizing the CVG to enter into a mine operating contract with a third party.

       On September 17, 2002, the Company entered into a mining agreement (the "Agreement") with the CVG, acting under the authority of the MEM, pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 gold deposits including the commercialization and sale of gold. This Agreement provides to the Company the full right to develop and exploit the Cristinas deposits and, as a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Cristinas 4 and 6 concessions.

       The aggregate cost incurred by the Company to December 31, 2002 to obtain the right to exploit the area is $78,819,620, represented by $60,140,958 of payments in cash and $18,678,662 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $46,743,852 ($32,280,068 cash, $14,463,784 through shares), professional fees of $32,075,768 ($27,860,890 cash, $4,214,878 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties (Note
       11) of $13,144,974 during the year ended December 31, 2002 ($3,129,283 during the year ended December 31, 2001; $2,753,031 in 2000) and travel and administrative costs of $409,489 during the year ended December 31, 2002 (2001 - $325,728; 2000 - $203,179).

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       EL CALLAO PROPERTIES

       By an agreement with Bema dated September 12, 2000 and concurrently with the completion of the February 27, 2001 take-over, the Company acquired 79.4% of the outstanding shares of ECM and, from Bema, certain assets related to ECM (Note 6). As a result of the acquisition, the Company now controls the Lo Increible project in Venezuela comprised of the following:

       Central Property

       Subsequent to the acquisition of ECM by the Company, ECM, through its wholly owned subsidiary, ECM Venco Ltd., and Corporacion Vengroup S.A. ("Vengroup"), the owner of the remaining 49% interest in the El Callao properties, agreed to waive certain obligations with respect to the development of the La Victoria concession in the Central Property, including the requirement of a first feasibility study in order to allow the Company to commence production. As consideration, the Company agreed to pay the last two payments related to the La Victoria concessions (US$2,150,000) under the terms of the original purchase agreement for the El Callao properties.

       ECM has the right to acquire up to an additional 9% interest in the Central Property by making payments to Vengroup equivalent to the net present value of a 9% interest in the evaluated deposit and up to an additional 10% interest by making payments to Vengroup equivalent to a 3% net smelter return royalty.

       Surrounding Ground

       The mining rights to the Surrounding Ground, held by a 70% owned indirect subsidiary of ECM, required ECM to make an initial payment of US$500,000 (US$250,000 of which has been paid to date) and fund minimum exploration expenditures of US$3,000,000 over five years from the time certain environmental permits are granted.

       As at December 31, 2002, ECM has expended US$1,026,522 (December 31, 2001
       - US$1,019,784) towards the exploration commitment but is still awaiting the receipt of certain environmental permits in order to further its exploration activities on the Surrounding Ground.

       MINEIRO CONCESSION

       By an agreement dated March 11, 1997, the Company, through its interest in Diamond Company Ltda, acquired a 65% interest on the Mineiro concession, consisting of 9,600 hectares in Amapa State, Brazil.

       SANTA ELENA, SAN MIGUEL AND CARABOBO CONCESSIONS

       The Company entered into a joint venture agreement with Associacion Cooperative Minera del Sur R.L. ("ACOMISUR"), a mining cooperative, regarding the Santa Elena, San Miguel and Carabobo properties, all located in Bolivar State, Venezuela. Under this agreement, the Company's Venezuelan subsidiary will own 80% of the joint venture and ACOMISUR will own 20%, with the Company's subsidiary being the operator. The proven and probable reserves of the properties have not yet been determined.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

7.     PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

       KNOB HILL PROPERTY

       Crystallex has not performed any mining activities on the Knob Hill property, located in British Columbia, Canada. During the year management concluded that the long-term expectation was that the net carrying value would not be recovered and accordingly the related capitalized costs were written-off.

8.     DEFERRED FINANCING FEES

       Deferred financing fees of $2,162,868, net of accumulated amortization of $312,647, (December 31, 2001 - $1,269,652, net of accumulated amortization of $396,587) relate to costs incurred in the issuance of the convertible notes and for a non-recourse credit facility.

9.     LONG-TERM DEBT

                                                      2002              2001
                                                  ------------     ------------
                                                                    As restated
                                                                     (Note 3)

       Bank loan                                  $ 16,916,484     $ 17,820,718
       Convertible notes                            17,140,049        9,705,833
       Loan payable                                         --          300,000
       ------------------------------------------------------------------------
                                                    34,056,533       27,826,551
       Less: Current portion of long-term debt      (7,850,256)      (2,609,559)
       ------------------------------------------------------------------------
                                                  $ 26,206,277     $ 25,216,992
       ========================================================================

       Bank loan

       On October 12, 2001 an amended and restated loan agreement was signed between the Company's subsidiary, Minera San Gregorio S.A., and the Standard Bank London Limited. The loan, which matures on October 15, 2004, is secured by a guarantee of the Company, and bears interest at the LIBOR rate plus 2% per annum. The loan agreement also restricts the Company's ability to enter into agreements relating to the sale or purchase of gold.

       On August 10, 2000, the Company, together with its subsidiary Mineras Bonanza C.A., entered into a credit agreement with the Standard Bank London Limited. The loan, which was subsequently amended by a First Amendment to the Credit Agreement, matures on January 15, 2006, is secured by charges against the Venezuelan mining properties of the Company (save and except the Lo Increible properties), a charge against the Company's Revemin mill and a pledge of the securities of certain of the Company's subsidiaries, and bears interest at the LIBOR rate plus 2.5% per annum. The credit agreement also imposes restrictions on the Company's ability to enter into metal trading agreements.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

9.     LONG-TERM DEBT (CONTINUED)

       Convertible notes

       During the year, the Company issued convertible notes under various note indentures. Upon issuance of the notes, the net proceeds received were allocated between the liability and equity components of the notes. The liability component represents the present value of the notes discounted using the interest rate that would have been applicable to non-convertible debt. The equity component represents the present value of the interest payments, which the Company can settle through the issuance of cash or shares, discounted at the same rate as the liability component. The holders of the notes have the right to convert the principal of the debt into common shares. Over the term of the notes the liability and the interest components are accreted to their face value. As at December 31, 2002, the Company has the following convertible notes still outstanding:

       Notes with an aggregate principal amount of US$11,200,000 which mature on September 25, 2005, bear interest at 4% per annum and which are convertible into common shares of the Company at the option the holder. The agreed upon conversion price of the notes is equal to the lower of US$2.25 per common share or 95% of the current market price of the common shares on the date immediately prior to the conversion.

       A note with a principal amount of US$2,200,000 which matures on September 30, 2003, bears interest at 5% per annum and is convertible into common shares of the Company at the option of the holder. The agreed upon conversion price of the notes is equal 95% of the current market price of the common shares on the date of the conversion.

       Loan payable

       The loan payable is repayable on demand and bears interest at the banks prime lending rate plus 1% per annum. During 2002, the remaining balance of this loan was repaid.

10.    SHARE CAPITAL

                                                                     2002             2001
                                                                 ------------     ------------
                                                                                  As restated
                                                                                   (Note 3)
       Authorized
         Unlimited common shares, without par value
         Unlimited Class "A" preference shares, no par value
         Unlimited Class "B" preference shares, no par value
       Issued
         91,722,278 Common shares (2001 - 79,347,194)            $193,349,000     $165,350,568
       =======================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Warrants

       As at December 31, 2002, warrants were outstanding enabling the holders to acquire common shares as follows:

                                                             Weighted
                                                              Average
                                                             Remaining
                                           Number           Contractual
       Range of Exercise Price           of Shares          Life (Years)
       -----------------------------------------------------------------

       $1.72 to $2.60                      727,500              1.40
       $2.61 to $3.87                    6,351,376              1.40
       $3.88 to $4.48                    4,599,294              1.88
       =============================================================

       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Unless otherwise stated, all stock options granted vest immediately.

       The following table is a summary of the status of stock options outstanding at December 31, 2002:

                                      Outstanding and Exercisable Options
                               ------------------------------------------------
                                                 Weighted
                                                  Average             Weighted
                                                 Remaining            Average
       Range of                  Number         Contractual           Exercise
       Exercise Price          of Shares        Life (Years)           Price
       ------------------------------------------------------------------------
       $0.85 to $1.00          1,742,500            4.64               $0.97
       $1.41 to $1.75          1,521,000            6.55               $1.54
       $2.00 to $2.65          3,689,000            7.63               $2.22
       ------------------------------------------------------------------------
                               6,952,500
       ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       A summary of the status of the stock option plan as at December 31, 2002, 2001 and 2000 and changes during each year ended on those dates follows:

                                                   2002                      2001                      2000
                                        ------------------------   -----------------------  ------------------------
                                                        Weighted                  Weighted                  Weighted
                                                        Average                    Average                   Average
                                           Number       Exercise     Number       Exercise    Number        Exercise
                                         of Shares       Price     of Shares       Price     of Shares       Price
                                        ----------      --------   ---------      --------  ----------      --------
       Outstanding and exercisable,
         beginning of year               7,707,000      $   1.70   6,315,292      $   1.52   6,475,500      $   1.15
       Granted                             350,000          2.28   1,815,000          2.24   2,077,500          2.13
       Exercised                        (1,104,500)         1.46    (340,000)         1.38  (2,112,708)         1.03
       Cancelled                                --            --     (83,292)         1.40    (125,000)         2.99
       -------------------------------------------------------------------------------------------------------------
       Outstanding and exercisable,
         end of year                     6,952,500      $   1.76   7,707,000      $   1.70   6,315,292      $   1.52
       =============================================================================================================

       Weighted average fair
         value of options granted
         during the year                $     1.16                 $    1.17                $     1.21
       =============================================================================================================

       Supplemental information for stock-based compensation

       Effective January 1, 2002, in accordance with CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", pro forma information regarding net loss and net loss per share is to be determined as if the Company had accounted for its employee's stock options under the fair value method. The fair value for these options was estimated at the date of grant date using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.22%, dividend yield of nil, volatility factor of 75%, and a weighted-average expected life of the options of 3.75 years. The weighted average fair value per share of options granted during 2002 was $1.16.

       The following table presents the net loss and net loss per share for the year ended December 31, 2002 had the Company recorded stock options as compensation expense on the date of grant, which corresponds to the date on which the options automatically vest.

       Net loss to common shareholders                            $(39,771,859)
       Compensation expense under Section 3870                        (404,979)
       -----------------------------------------------------------------------
       Pro forma net loss                                         $(40,176,838)
       =======================================================================

       Pro forma basic loss per share                             $      (0.48)
       =======================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Private placements

       On July 10, 2000, the Company issued 1,025,000 special stock-warrant units under a private placement financing at a price of $2.00 for aggregate net proceeds of $1,955,644, net of issuance expenses of $94,356. Each unit consisted of one common share warrant, and one common share special purchase warrant. Each common share special purchase warrant entitled the holder to acquire from the Company, for a period of two years, at a price of $2.75 per warrant, one additional common share. In 2001, each of the common share warrants was converted into the equivalent number of 1,025,000 common shares, and in 2002 each of the common share special purchase warrants were exercised. Of the original proceeds, $567,835 was allocated to the related warrants and was presented as contributed surplus; subsequently reclassified to share capital on the exercise of the warrants.

       On December 24, 2001, the Company issued 3,111,111 stock-warrant units under a private placement financing at a price of $2.25 for aggregate net proceeds of $6,861,977, net of issuance expenses of $138,023. Each unit consists of one common share, and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire from the Company, for a period of two years, at a price of $3.00 per warrant, one additional common share. To date, none of the common share purchase warrants have been exercised. Of the original proceeds, $3,699,935 was allocated to the related warrants and was presented as contributed surplus.

       On October 8, 2002, the Company issued 52,500 special warrants under a private placement financing at a price of $3.02 for aggregate net proceeds of $158,550. Each special warrants entitles the holder to acquire, without payment of any additional consideration, one common share in the capital of the Corporation.

       On November 26, 2002, the Company issued 2,200,000 special warrants under a private placement financing at a price of $2.15 for aggregate net proceeds of $4,398,900, net of issuance expenses of $331,100. Each special warrants entitles the holder to acquire, without payment of any additional consideration, one common share in the capital of the Corporation

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

10.    SHARE CAPITAL (CONTINUED)

       Shareholder Rights Plan

       Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company and subject to shareholder re-ratification of the Plan by the shareholders at the Company's annual meeting to be held in 2003.

       Pursuant to the Plan, the Board of Director's declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

       In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

11.    RELATED PARTY TRANSACTIONS

       During the year, the Company entered into the following transactions with related parties:

       a) Paid mineral property acquisition costs and expenses of $38,455,081 (2001 - $4,651,220; 2000 - $12,643,590) directly, or on behalf of Ventures (Barbados) Ltd, a wholly owned subsidiary, including fees of $13,144,975 in 2002 (2001 - $3,129,283, 2000 -
              $2,753,031), to a law firm related to a director of the Company.

       b) Paid or accrued consulting and management fees of $606,249 (2001 - $665,835, 2000 - $619,530) to directors and an officer of the Company and companies related to directors and an officer of the Company.

       c)     Paid or accrued legal fees of $23,815 (2001- $431,908, 2000 -
              $485,674) to law firms related to directors of the Company.

       The amounts charged to the Company for the services provided have been determined by negotiation among the parties, and in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

12.    INCOME TAXES

       Income tax expense varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 40.1% (2001 - 44.5%; 2000 - 45.6%) to income before taxes as follows:

                                                    2002              2001              2000
                                                ------------      ------------      ------------
       Loss before income taxes                 $(39,771,859)     $(36,650,354)     $   (408,457)
       =========================================================================================
       Expected income taxes recovered          $(15,948,515)     $(16,309,407)     $   (186,256)
       Difference in foreign tax rates             1,013,318         5,131,726           226,758
       Non recognition of benefit of losses       14,935,197        11,177,681                --
       Recognition of benefit of losses                   --                --           (40,502)
       -----------------------------------------------------------------------------------------
       Actual income taxes                      $         --      $         --                --
       =========================================================================================

       The Company has certain source related deductions and losses which are available to be offset against future income taxes. The benefits of these deductions and losses are not reflected in these financial statements, as they are not likely to be realized.

13.    SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                         2002           2001           2000
                                                      ----------     ----------     ----------

       Cash paid during the year for interest         $1,205,221     $1,897,879     $  887,351
       =======================================================================================

       Cash paid during the year for income taxes     $       --     $       --     $       --
       =======================================================================================

       Significant non-cash transactions for twelve month period ended December 31, 2002 included:

       i) The Company issued 42,612 common shares, with a value of $110,955, for management fees.

       ii) The Company issued 282,554 common shares, with a value of $873,182, for mineral property payment.

       iii) The Company issued 677,711 common shares, with a value of $1,714,609, for loan payment.

       iv) The Company issued 35,430 common shares, with a value of $78,655, for finders fee.

       v) The Company issued 7,737,152 common shares upon conversion of convertible notes and accrued interest in the amount of $18,587,751.

       vi) The Company applied $1,233,792 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

13.    SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

       Significant non-cash transactions for the year ended December 31, 2001 included:

       i) The Company issued 65,466 common shares, with a value of $104,550, for management fees.

       ii) The Company issued 1,200,000 common shares, with a value of $2,385,000, for legal fees.

       iii) The Company issued 3,987,535 common shares, with a value of $5,150,520, to acquire El Callao Mining Corp.

       iv) The Company issued 1,035,689 common shares with a value of $2,597,247 for property payment in connection with Las Cristinas.

       v) The Company issued 3,199,055 common shares upon conversion of convertible notes and accrued interest in the amount of $4,744,760.

       vi) The Company applied $941,169 of deferred financing fees against share capital upon conversion of loan and notes to common stock.

       vii) The Company issued 4,701,615 common shares, with a value of $13,214,573, for loan payment.

       viii) The Company issued 67,059 common shares, with a value of $89,189, for broker fees.

       Significant non-cash transactions for the year ended December 31, 2000 included:

       i) The Company issued 29,536 common shares, with a value of $69,557, for management fees.

       ii) The Company issued 300,000 common shares, with a value of $698,820, for legal fees.

       iii) The Company issued 4,580,404 common shares, with a value of $10,956,327, for property payment in connection with Las Cristinas.

       iv) The Company issued 1,268,749 common shares, with a value of $2,345,631, to acquire Bolivar Goldfields A. V. V. (Note 7).

       v) The Company issued 4,498,555 common shares upon conversion of convertible notes and accrued interest in the amount of $8,353,905.

       vi) The Company applied $853,621 of the deferred financing fees against share capital upon conversion of notes to common stock.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Uruguay and Venezuela.

       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that expenses and other items are not allocated to the individual operating segments when determining profit or loss, but are rather attributed to the corporate office.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION (CONTINUED)

                             CORPORATE         SAN GREGORIO        BOLIVAR          EL CALLAO         CRISTINAS        TOTAL
                           -------------       ------------       ----------        ----------        ----------    -------------
2002
Mining Revenue             $          --        32,108,731         2,454,148        10,558,170                --    $  45,121,049
Operating costs            $          --        25,485,955          (601,776)       15,793,395                --    $  40,677,574
Interest and other
  revenue                  $     (68,603)         (301,321)           (8,906)               --                --    $    (378,830)
Interest expense           $   1,557,428           826,790           591,025                --                --    $   2,975,243
Depreciation, depletion
  and amortization         $     329,289         8,834,424         2,285,146           939,640                --    $  12,388,499
Write-down of
  mineral properties       $   2,134,678                --                --                --                --    $   2,134,678
Segment loss               $ (28,043,913)       (3,737,840)       (1,610,936)       (6,379,170)               --    $ (39,771,859)
Segment Assets             $  23,315,139        21,251,903        32,439,136        18,776,610        78,819,620    $ 174,602,408
Capital expenditures       $     105,840         1,491,234         3,682,741         1,082,004        37,366,257    $  43,728,076
=================================================================================================================================

2001
Mining Revenue             $   1,734,940        33,995,948         6,841,060        10,751,224                --    $  53,323,172
Operating costs            $    (380,360)       28,150,526        (1,386,087)       13,463,216                --    $  39,847,295
Interest and other
  revenue                  $  (1,814,245)         (372,312)          (41,739)        1,748,659                --
Interest expense           $     318,015         1,130,168           666,616                                  --    $   2,114,799
Depreciation, depletion
  and amortization         $     471,531         8,254,548         2,580,073           935,151                --    $  12,241,303
Write-down of
  mineral properties       $  13,337,942         5,255,689         6,408,145                --                --    $  25,001,776
Segment loss               $ (15,187,242)      (11,862,505)       (3,951,020)       (5,649,587)               --    $ (36,650,354)
Segment Assets             $  28,034,339        31,699,275        32,594,212        18,803,110        41,453,363    $ 152,584,299
Capital expenditures       $     857,789         3,105,228         4,297,683         1,012,873         3,462,995    $  12,736,568
=================================================================================================================================

2000
Mining Revenue             $   5,038,536        33,421,880         9,339,824                --                --    $  47,800,240
Operating costs            $          --        24,534,024         6,159,921                --                --    $  30,693,945
Interest and other
  revenue                  $    (336,959)         (366,200)          (24,313)               --                --    $    (727,472)
Interest expense           $     271,316           808,929            49,638                --                --    $   1,129,883
Depreciation, depletion
  and amortization         $     136,642         7,768,567         2,530,392                --                --    $  10,435,601
Write-down of
  mineral properties       $          --                --                --                --                --    $          --
Segment profit/ (loss)     $     129,253          (601,600)           63,890                --                --    $    (408,457)
Segment Assets             $  42,713,454        39,422,322        36,865,363                --        37,990,368    $ 156,991,507
Capital expenditures       $   1,619,084           968,780           101,680                --           920,965    $   3,610,509
=================================================================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

14.    SEGMENTED INFORMATION (CONTINUED)

       Geographic information:

                                Mining Revenue                           PROPERTY, PLANT AND EQUIPMENT
                 --------------------------------------------    --------------------------------------------
                     2002            2001            2000            2002            2001            2000
                 ------------    ------------    ------------    ------------    ------------    ------------
Uruguay          $ 32,108,730    $ 33,995,948    $ 33,421,880    $ 11,378,127    $ 18,721,316    $ 23,870,636
Venezuela          13,012,318      17,592,284       9,339,824     142,866,637     101,791,052     102,467,566
Brazil                     --              --              --              --       1,616,394       1,617,059
-------------------------------------------------------------------------------------------------------------
Total Foreign      45,121,048      51,588,232      42,761,704     154,244,764     122,128,762     127,955,261
Canada                     --       1,734,940       5,038,535          59,087         531,574         539,913
-------------------------------------------------------------------------------------------------------------
Total            $ 45,121,048    $ 53,323,172    $ 47,800,239    $154,303,851    $122,660,336    $128,495,174
=============================================================================================================

15.    COMMITMENTS AND CONTINGENCIES

       CALL AGREEMENT

       The Company structured the following transaction to protect the interest of the Company's shareholders in the event that third parties sought to gain control of the Company in a transaction which was not supported by the Company's directors.

       The Company entered into an agreement dated February 14, 1997 whereby it acquired an exclusive call right to acquire all of the common shares of Ventures (Barbados) Ltd. ("Ventures"), whose common shares are owned by two directors who are also officers of the Company, effectively on behalf of the Company's shareholders (the "Call Agreement"). Ventures was incorporated in February, 1997 specifically for the purpose of acquiring the interest in Inversora Mael C.A. ("Mael"). The two directors of the Company became directors and shareholders of Ventures immediately following its incorporation and prior to Ventures' acquisition of any interest directly or indirectly in Mael. The Ventures' shares were issued to the Company's directors for nominal cash consideration of $1.00 and their investment in Ventures has at all times remained nominal. The Ventures shareholders granted the Company an exclusive right for the Company to acquire, at the Company's option, all of the shares of Ventures at any time at a purchase price equal to the shareholders' cost of those shares, which cost, as noted, is nominal. The directors have no interest in Ventures or Mael other than their shareholdings in Ventures. Any funding or other consideration to complete the acquisition of Mael and required by Ventures has been provided by the Company. The total cost of the acquisition of Mael is US$30,000,000, which was subsequently renegotiated by Red Glove A. V. V. ("Red Glove") and Ventures as hereinafter more particularly described. All amounts paid have been treated as inter company loans from the Company to Ventures and the assets and liabilities of Ventures have been combined with the Company on consolidation for accounting purposes. There are no future commitments except the 1,000,000 warrants to Red Glove hereinafter referred to and which expire on September 5, 2003.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       CALL AGREEMENT (CONTINUED)

       It is not the individual directors but Ventures which indirectly purchased and indirectly owns, as its sole material asset, all of the outstanding shares of Mael. That interest was acquired through an acquisition agreement dated February 14, 1997. The acquisition of Mael was structured as a purchase by Ventures of all 1,200 of the outstanding shares of Stay Management Ltd. ("Stay") from Red Glove. Stay owns all 50,000 of the outstanding shares of Mael, and, at the time of purchase, both Stay and Red Glove were independent and arm's length from the Company and Ventures. Mael is therefore wholly owned and controlled by Stay, which is a simple holding company wholly owned and controlled by Ventures. Ventures is controlled by the Company through the application of the Call Agreement. The directors of Stay and Mael are nominee directors only who sit at the request of Ventures, and indirectly the Company. Mael and its assets are therefore subject to the ultimate control and direction of the Company. As nominee directors, taking direction from the Company, the directors of Stay and Mael would have no independent authority to direct the business and affairs of Mael or to transfer, directly or indirectly, in whole or in part, any interest in Mael. At all times, the Company's and Ventures' relationship with Red Glove has remained arm's length.

       The cost of acquiring the shares of Stay was initially US$30,000,000, of which the Company paid US$6,500,000 (CDN$9,100,000) as of December 31, 1998. Effective April 30, 1999, Ventures and Red Glove, through arm's length negotiation, agreed to reduce the remaining portion of the purchase price from US$23,500,000 to US$10,000,000 plus 5,000,000 warrants to purchase common shares of the Company at a price of US$2.00 per share. No value was attributed to the warrants for the purposes of the acquisition transaction. The Company required that Red Glove modify the purchase price as consideration for the Company to continue the transaction. Absent such modification, the Company had the option to terminate the acquisition without obligation to make further payments in excess of the initial US$6,500,000 payment. Consequently, April 30, 1999 was determined to be the date the Company was obligated to complete the purchase for the revised consideration noted above. The price of the warrants, being US$2.00 per warrant, was settled by arm's length negotiation with Red Glove at the time of renegotiation. The warrants had staggered expiry dates and, as of December 31, 2002, 4,000,000 of the warrants have expired and 1,000,000 remained outstanding. The remaining 1,000,000 warrants will expire on September 5, 2003, unless otherwise exercised. During 1999 and 2000, the US$10,000,000 was fully paid through the Company's issuance of its common shares, valued at the average closing sales price on the American Stock Exchange for the 30 day period immediately preceding the issuance of the shares, and by cash of US$250,000 (CDN$364,000). The shares were issued in several tranches during the period commencing December 9, 1998 and ending June 9, 2000. A total of 8,034,445 shares were issued having an aggregate value of US$9,837,534. The amount of the final tranche includes a negotiated amount paid to Red Glove in compensation for costs incurred in the renegotiation, as a result of which the amount paid, by cash and by issuance of shares, slightly exceeds US$10,000,000. These payments have been capitalized as part of the property cost.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       CALL AGREEMENT (CONTINUED)

       The Call Agreement contains a call right which is irrevocable and unconditional for the benefit of the Company unless, prior to its exercise, a person together with any parties acting jointly or in concert with such person acquires 20% or more of the Company's outstanding voting shares without the approval of the Company's Board of Directors. In such an event, the call right will be terminated and Ventures and its shareholders will be required to dispose of the investment in Mael in a commercially reasonable manner with a view to maximizing the proceeds of such a disposition. The net proceeds of disposition, whether represented by cash or securities, would be distributed after payment of liabilities to those persons who were shareholders of the Company immediately prior to the 20% ownership threshold being surpassed, rather than to the two directors of the Company in their capacity as Ventures' shareholders. There are no material liabilities which would need to be repaid to the directors or shareholders of Ventures or to any parties other than the Company which funded the Mael transactions. Under the Call Agreement, the Company has the right to vote the shares of Ventures. The Call Agreement, in conjunction with a rights plan approved by the Company's shareholders, was designed to give adequate time for the Company's shareholders to assess properly the merits of any bid for common shares of the Company without undue pressure, to allow competing bids to emerge and to allow the Company's directors to consider alternatives to allow shareholders to receive full and fair value for their common shares. In the event that the shares of Mael were sold, all proceeds, after payment of costs related to the sale, would be payable to the Company.

       PRECIOUS METAL CONTRACTS

       The Company's hedging policy provides for the use of fixed forward contracts to hedge the Company's expected annual gold production. At December 31, 2002, the Company had fixed forward contracts outstanding as follows:

                                         2003      2004        2005       2006
                                       -------    -------    -------    -------
       Ounces                           77,598     82,608     41,130     41,296
       Average price (US$ per oz.)     $   300    $   300    $   305    $   309
       ========================================================================

       Written call options are contracts in which the writer, for a fee (premium), sells the purchaser the right, but not the obligation, to buy on a specific future date a stipulated quantity of gold at a predetermined price. Gold production for the years ended December 31, 2002, 2001 and 2000 was 94,623; 109,647 and 95,563 ounces, respectively.
       At December 31, 2002, the Company had written call options outstanding as follows:

                                        2003       2004       2005       2006
                                      --------   --------   --------   --------

       Ounces                           60,852    115,456     50,932      2,000
       Average price (US$ per oz.)    $    295   $    306   $    303   $    348
       ========================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

       Fair values of financial instruments and over-the-counter ("OTC") contracts are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions.

       For the year ended December 31, 2002 the Company recorded a net non-hedge derivative loss of $17,816,643 in marking their portfolio of written call options to market.

       The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and long-term debt approximate fair value.

       LEASE AGREEMENTS

       The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $175,066 (2001 - $111,724; 2000 - $94,982).

       Minimum lease payments under operating leases in effect through 2006 are as follows:

       2003                                                            $188,712
       2004                                                             188,712
       2005                                                             119,537
       2006                                                              81,706
       2007                                                              27,235
       ------------------------------------------------------------------------
                                                                       $605,902
       ========================================================================

       LETTER OF CREDIT AND PERFORMANCE BOND

       One of the Company's subsidiaries has outstanding a US$1,500,000 letter of credit in connection with its environmental remediation plans.

       Subsequent to the year-end the Company deposited with the Venezuelan Government a performance bond in the amount of US$4,750,000 in connection with its agreement with the CVG.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

15.    COMMITMENTS AND CONTINGENCIES (CONTINUED)

       LAS CRISTINAS PROPERTIES

       The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 7). The rights to develop the Las Cristinas deposits have been subject to various legal proceedings. Crystallex cannot predict the outcome of the various legal actions and cannot provide assurance that any legal challenge by the third parties will not impact its right to develop the deposits granted by the CVG pursuant to the agreement.

       The agreement does not transfer any property ownership rights to Crystallex (Note 7) and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

       o make all investment and complete all works necessary to exploit the mineral resources,

       o present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

       o present to the CVG for approval, life of mine, annual production plans and annual production commitments,

       o commence production by May 2004; such start may be extended in the event permitting delays are encountered,

       o pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

       o provide for certain social programs and for the employment, training and technical assistance to small miners,

       o supply performance bonds related to the development and environmental obligations,

       o bear all costs relating to a technical liaison office to be created by the CVG

       In addition, rights under the agreement are limited to gold. The agreement does not explicity grant any rights to the Company in relation to the exploitation of copper; however, it does provide for rights on terms to be negotiated with the CVG. No assurance can be given that the Company will be successful in negotiating an agreement for the copper rights.

       Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement which could lead to a default under the agreement.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

16.    RISK MANAGEMENT

       Currency risk

       The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

       Credit and market risk

       The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to hedge underlying revenue exposures arising from commodity prices and interest rates. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash, accounts receivable, securities and fixed forward contracts and option contracts for metals.

       Market risk is the risk that the value of a financial instrument might be adversely affected by a change in commodity prices, interest rates, or currency exchange rates. The Company manages the market risk associated with commodity prices and interest rates by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

       Credit risk is the risk that a counterparty might fail to fulfill its performance obligations under the terms of a derivative contract or accounts receivable. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as large amounts of its accounts receivable are primarily concentrated amongst a small number of customers in Venezuela and Uruguay. These receivables are primarily with government banks in Venezuela and one international bank. The Company does not anticipate any losses for non-performance on these receivables. As at December 31, 2002, two customers accounted for accounts receivable greater than 10% of total accounts receivable.

       The Company only uses OTC instruments in its metal program. These instruments are relatively straightforward contracts and involve little complexity. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

16.    RISK MANAGEMENT (CONTINUED)

       Title risk

       Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give an assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

17.    SUBSEQUENT EVENTS

       Subsequent to December 31, 2002, the Company completed the following financial transactions:

       (1) A Private placement of 2,562,500 special warrants at $1.60 per special warrant for net proceeds of $3,813,000. Each special warrant is convertible into a unit consisting of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share for a period of two years at $2.00 per common share.

       (2) Issuance of US $3,000,000 in non-interest bearing notes and 450,000 common share purchase warrants, each exercisable for one common share of the Company at 140% of the volume weighted average price of the Company's shares traded on the AMEX for the five trading days prior to closing. This transaction closes in tranches, with gross proceeds of US $3,000,000:

              i.     $1,500,000 received on March 14, 2003

              ii.    $1,000,000 received on May 2, 2003

              iii.   $500,000 to be received on May 15, 2003

18. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

       The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       BASIS OF PRESENTATION

       These financial statements are the combined accounts of Crystallex International Corporation and its majority owned subsidiaries, and the accounts of Ventures (Barbados) Ltd. ("Ventures") and its wholly owned subsidiaries. Ventures is controlled by two directors of the Company who are also officers, and as such the financial statements for U.S. GAAP purposes have been presented as combined financial statements. Under Canadian GAAP, these financial statements are presented as consolidated financial statements.

       BALANCE SHEETS

       The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

                                                                 2002
                                         ----------------------------------------------------
                                           Canadian                                 U.S.
                                              GAAP           Adjustments            GAAP
                                         -------------      --------------      -------------
       Current assets                    $  17,286,823      $       18,329 (A)  $  17,305,152
       Security deposits                       208,887                  --            208,887
       Investment                              640,000             176,000 (A)        816,000
       Property, plant and equipment       154,303,830        (100,481,050)(B)     53,822,780
       Deferred financing fees               2,162,868                  --          2,162,868
       --------------------------------------------------------------------------------------
                                         $ 174,602,408      $ (100,286,721)     $  74,315,687
       ======================================================================================

       Current liabilities               $  30,473,172      $           --      $  30,473,172
       Reclamation provision                 1,048,726                  --          1,048,726
       Long-term debt                       26,206,277           1,130,720 (C)     27,336,997
       Deferred credit                      14,829,267                  --         14,829,267
       Minority interest                       143,517                  --            143,517
       Shareholders' equity                101,901,449        (101,417,441)           484,008
       --------------------------------------------------------------------------------------
                                         $ 174,602,408      $ (100,286,721)     $  74,315,687
       ======================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       BALANCE SHEETS (CONTINUED)

                                                                 2001
                                         -------------------------------------------------------
                                           Canadian                                  U.S.
                                              GAAP           Adjustments             GAAP
                                         -------------      -------------        ---------------
                                                                                 (As restated -
                                                                                 see Note 18(g))
       Current assets                    $  27,708,094      $      34,987 (A)     $  27,743,081
       Security deposits                       306,218                 --               306,218
       Investment                              640,000                 --               640,000
       Property, plant and equipment       122,660,335        (57,612,231)(B)        65,048,104
       Deferred financing fees               1,269,652                 --             1,269,652
       ----------------------------------------------------------------------------------------
                                         $ 152,584,299      $ (57,577,244)        $  95,007,055
       ========================================================================================

       Current liabilities               $  20,028,984      $          --         $  20,028,984
       Reclamation provision                 1,137,568                 --             1,137,568
       Long-term debt                       25,216,992         (2,633,639)(C)        22,583,353
       Deferred charges                        646,821                 --               646,821
       Minority interest                       143,517                 --               143,517
       Shareholders' equity                105,410,417        (54,943,605)           50,466,812
       ----------------------------------------------------------------------------------------
                                         $ 152,584,299      $ (57,577,244)        $  95,007,055
       ========================================================================================

       (i) U.S. GAAP requires segregation of accrued liabilities from accounts payable on the combined balance sheets. Under Canadian GAAP, there is no similar reporting requirement. As at December 31, 2002 and 2001, $5,086,236 and $5,327,889, respectively, would be presented as accrued liabilities.

       (ii) For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       STATEMENT OF OPERATIONS

       The impact of the above differences between Canadian GAAP and United States GAAP on the loss for the year would be as follows:

                                                              2002              2001                2000
                                                          ------------      ------------      ------------
                                                                            (As restated - see Note 18(g))
       Income (loss) for the year as
         per Canadian GAAP                                $(39,771,859)     $(36,650,354)     $   (408,457)
       Adjustments to mineral properties          (B)      (42,868,819)      (13,306,689)      (12,643,590)
       Adjustments to mineral properties          (B)        2,134,678                --                --
       Accretion of interest on
         convertible notes                        (C)       (2,346,126)       (1,057,605)       (2,677,699)
       Fair value of employee stock
         options granted                          (D)         (404,979)       (2,129,539)       (2,447,767)
       Unrealized gain on trading securities      (A)           18,329            34,987            40,558
       ---------------------------------------------------------------------------------------------------
       Net loss for the year as per
         U.S. GAAP                                        $(83,238,776)     $(53,109,200)     $(18,136,955)
       ===================================================================================================
       Net loss per share - basic and diluted             $      (0.99)     $      (0.77)     $      (0.34)
       ===================================================================================================

       STATEMENT OF OPERATIONS PRESENTATION

       For U.S. GAAP purposes, the measures "Loss before other items" and Non-hedge derivative (loss) gain" are not recognized terms and would therefore not be presented. In addition, the "Operating (loss) profit" measure included within the Canadian GAAP statement of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the year" as per U.S. GAAP to "Loss from operations" for U.S. GAAP.

                                                         2002              2001              2000
                                                     ------------      ------------      ------------
       Net loss for the year as per U.S. GAAP        $(83,238,776)     $(53,109,200)     $(18,136,955)
       ----------------------------------------------------------------------------------------------

       Non-operating loss components
         Per Canadian GAAP:
           Interest on long-term debt                   2,975,243         2,114,799         1,129,883
           Non-hedge derivative loss (gain)            17,816,643          (740,532)               --
           Interest and other income                     (378,830)         (479,637)         (727,472)
           Minority Interest                                   --          (169,800)               --
           Write-down of marketable securities            210,572         2,003,338                --
       U.S. GAAP reconciling items:
         Accretion of interest on
           convertible notes                            2,346,126         1,057,605         2,677,699
         Unrealized gain on trading securities            (18,329)          (34,987)          (40,558)
       ----------------------------------------------------------------------------------------------
       Non-operating loss per U.S. GAAP                22,951,425         3,750,786         3,039,552
       ----------------------------------------------------------------------------------------------
       Loss from operations per U.S. GAAP            $(60,287,351)     $(49,358,414)     $(15,097,403)
       ==============================================================================================

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       STATEMENTS OF CASH FLOWS

       The impact of the above differences between Canadian GAAP and United States GAAP on the combined statements of cash flows would be as follows:

                                                            2002              2001              2000
                                                        ------------      ------------      ------------
                                                                          (As restated - see Note 18(g))
       Cash flows provided by operating
         activities, Canadian GAAP                      $ (4,450,718)     $  9,128,018      $ 11,079,748
       Adjustments to mineral properties                 (37,170,359)       (9,727,705)       (2,514,947)
       Adjustment for trading securities                          --                --          (189,714)
       -------------------------------------------------------------------------------------------------
       Cash flows provided by operating activities,
         United Stated GAAP                              (41,621,077)         (599,687)        8,375,087
       -------------------------------------------------------------------------------------------------

       Cash flows used in investing activities,
         Canadian GAAP                                   (43,694,745)      (18,207,436)      (18,794,686)
       Adjustments to mineral properties                  37,170,359         9,727,705         2,514,947
       Adjustment for trading securities                          --                --           189,714
       -------------------------------------------------------------------------------------------------
       Cash flows provided by investing activities,
         United Stated GAAP                               (6,524,386)       (8,479,731)      (16,090,025)
       -------------------------------------------------------------------------------------------------

       Cash flows provided by financing activities,
         Canadian and United States GAAP                  39,430,762        19,070,807         5,480,517
       -------------------------------------------------------------------------------------------------

       Net increase (decrease) in cash and cash
         equivalents during the year                      (8,714,701)        9,991,389        (2,234,421)

       Cash and cash equivalents, beginning of year       14,409,831         4,418,442         6,652,863
       -------------------------------------------------------------------------------------------------
       Cash and cash equivalents, end of year           $  5,695,130      $ 14,409,831      $  4,418,442
       =================================================================================================

       (A)    INVESTMENTS

              In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write down is recognized in the determination of net income (loss) for the year.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (A)    INVESTMENTS (CONTINUED)

              Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders' equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year. The Company's investments classified as trading securities and available-for-sale securities is as follows:

                                                                2002
                                         -----------------------------------------------
                                                       Gross        GROSS
                                                     Unrealized   UNREALIZED     MARKET
                                           Cost         Gain         LOSS        VALUE
                                         --------    ----------   ----------    --------
       Trading securities                $ 89,329     $ 18,329     $     --     $107,658
       Available-for-sale securities      640,000      176,000           --      816,000
----------------------------------------------------------------------------------------
                                         $729,329     $194,329     $     --     $923,658
----------------------------------------------------------------------------------------

                                                                2001
                                         -----------------------------------------------
                                                (As restated - see Note 18(g))
                                                       Gross        Gross
                                                     Unrealized   Unrealized     Market
                                           Cost         Gain         Loss        Value
                                         --------    ----------   ----------    --------
       Trading securities                $235,901     $ 34,987     $     --     $270,888
       Available-for-sale securities      640,000           --           --      640,000
----------------------------------------------------------------------------------------
                                         $875,901     $ 34,987     $     --     $910,888
----------------------------------------------------------------------------------------

       (B)    MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS

              Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

              Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (B)    MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS
              (CONTINUED)

              Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2002, 2001 and 2000 are expenses of $502,263, $333,712 and
              $203,176, respectively, related thereto.

              Under Canadian GAAP, the Company did not attribute a value to the warrants in connection with the acquisition of the shares of Mael (Note 17). Under United States GAAP, a value should have been attributed to these warrants in 1999. As a result, the Company's additional paid in capital and deficit for United States GAAP purposes both increased by $2,461,905 during 2001 and 2000 and loss for the year and additional paid in capital for United States GAAP purposes both increased by $2,461,905 during 1999.

              Under Canadian GAAP, the carrying amounts of all of the Company's mineral property development costs, producing properties and related plant and equipment are reviewed and evaluated when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and mineral resources expected to be converted into mineral reserves) estimated future commodity price realization (considering historical and current prices, price trends and related factors) and, operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future undiscounted net cash flows are less than the carrying amount.

              In fiscal 2002, for United States reporting purposes, the Company applied SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In periods prior to fiscal 2002, the Company applied SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized, determined on the basis of discounted cash flows. Management's estimates of gold prices, recoverable proven and probable reserves, operating capital, and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of the Company's investment in property, plant, and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur which could adversely affect management's estimate of the net cash flow expected to be generated from its operations.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (B)    MINERAL PROPERTIES AND EXPLORATION AND DEVELOPMENT COSTS
              (CONTINUED)

              PROPERTY, PLANT AND EQUIPMENT

                                                 2002                2001              2000
                                             -------------      -------------      -------------
                                                                 (As restated - see Note 18(g))
       Net book value under
         Canadian GAAP                       $ 154,303,830      $ 122,660,335      $ 128,495,173
       -----------------------------------------------------------------------------------------
       Adjustments to mineral properties
         and, deferred exploration and
         developmental expenditures
           Las Cristinas Concessions           (78,819,620)       (41,453,364)       (37,990,368)
           Santa Elena, San Miguel and
             Carobobo Concessions               (4,182,075)        (4,197,335)        (4,182,075)
           Knob Hill Property                           --           (518,286)          (518,286)
           Mineiro Concessions                          --         (1,614,811)        (1,614,811)
           Tomi Properties                      (4,909,518)        (3,714,435)                --
           Albino 1 Concessions                 (6,114,000)        (6,114,000)                --
           El Callao Properties                 (6,455,837)                --                 --
       -----------------------------------------------------------------------------------------
       Total adjustment                       (100,481,050)       (57,612,231)       (44,305,540)
       -----------------------------------------------------------------------------------------
       Net book value under U.S. GAAP        $  53,822,780      $  65,048,104      $  84,189,633
       =========================================================================================

              During 2002, for Canadian GAAP purposes, the Company wrote-off the costs associated with its investments in Mineiro Concessions and Knob Hill Properties. As these costs were written off for U.S. GAAP purposes prior to 2002, an adjustment for $1,614,811 and $518,286, respectively, has been made.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (C)   CONVERTIBLE NOTES

              Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

              Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. Accordingly, for U.S. GAAP purposes, for the years ended December 31, 2002, 2001 and 2000 an additional interest expense (including accretion) of $2,346,126, $1,057,605 and $2,677,699 respectively, has been recorded. The balance sheet adjustment represents the difference between the portion of the convertible debt allocated to equity under Canadian GAAP, net of accretion to date, and the portion allocated to the beneficial conversion feature under U.S. GAAP, also net of accretion to date.

       (D)    STOCK-BASED COMPENSATION

              In accordance with Canadian GAAP, the Company has not recorded any expense with respect to stock options granted to employees, but rather includes additional financial statement disclosures.

              Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" an amendment to SFAS No. 123.

              Under U.S. GAAP, on the date of issuance, the Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

                                         2002           2001             2000
                                      ----------       -------          -------

       Risk free interest rate              4.22%         3.12%            6.25%
       Expected life                  3.75 years       2 years          2 years
       Expected volatility                    75%           83%             104%
       Expected dividends                     --            --               --

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (D)    STOCK-BASED COMPENSATION (CONTINUED)

              For the years ended December 31, 2002, 2001 and 2000, an expense of $404,979, $2,129,539 and $2,447,767 has been recorded with respect to the stock options granted in the year.

       (E)    COMPREHENSIVE INCOME

              SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, and the unrealised gains and losses on the available-for-sale securities. This information is presented below.

              ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

              For U.S. GAAP, the accumulated other comprehensive income (loss) would be calculated as follows:

                                                     2002             2001            2000
                                                  -----------     -----------     -----------
       ACCUMULATED OTHER COMPREHENSIVE
         INCOME (LOSS)
       Accumulated other comprehensive loss,
         beginning of year                        $        --     $        --     $        --
       Change in market value of
         available-for-sale securities                176,000              --      (1,339,338)
       Reclassification adjustment for losses
         included in net income                            --       1,339,338              --
       --------------------------------------------------------------------------------------
       Accumulated other comprehensive
         income (loss), end of year               $   176,000     $ 1,339,338     $(1,339,338)
       ======================================================================================

              COMPREHENSIVE LOSS

              For U.S. GAAP, the comprehensive loss would be calculated as follows:

                                               2002             2001              2000
                                           ------------      ------------      ------------
       COMPREHENSIVE LOSS
         Net loss for the year             $(83,238,776)     $(53,109,200)     $(18,136,955)
       Change in market value of
         available-for-sale securities          176,000                --        (1,339,338)
-------------------------------------------------------------------------------------------
       Comprehensive loss, end of year     $(83,062,776)     $(53,109,200)     $(19,476,293)
-------------------------------------------------------------------------------------------

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (F)    ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

              Under Canadian GAAP, forward sales contracts are used to hedge sales or precious metals and are not recorded on the balance sheet until the hedge transaction is recorded.

              Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities", amended by SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities". Accordingly, the Company settles their contracts through the physical delivery of production from its operations at the contract settlement dates. The forward sales contracts meet the criteria for the normal purchases and sales exemption. As such, accounting for the precious metals forward sales contract is consistent with Canadian GAAP.

              Written Call Options

              Under Canadian and U.S. GAAP, written call options are recognized on the balance sheet as a liability, measured at fair value. Subsequent changes in the fair value of the liability are recognized in the period of change as a non-hedge derivative gain
              (loss) in the statement of operations.

       (G)    RESTATEMENT OF UNITED STATES GAAP FINANCIAL STATEMENTS

              The Company has amended the previously filed U.S. GAAP combined financial statements to take into consideration the following three items:

              1. The prior period adjustments made under Canadian GAAP as outlined in Note 3 "Prior Period Restatement" to the Company's consolidated financial statements;

              2. The accounting treatment required for convertible notes under U.S. GAAP with respect to beneficial conversion features as discussed above in point (c).

              3. The accounting treatment under U.S. GAAP for the Las Cristinas Concessions which requires that all related expenditures be expensed as incurred until a final feasibility study has been completed.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (H)    RECENT ACCOUNTING PRONOUNCEMENTS

              In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development and (or) the normal operation of a long-lived assets, except for certain obligation of leasees. SFAS 143 amends SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies", and requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, and the entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement,. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encourages. The Company has not yet determined the impact of this Statement on its financial statements.

              In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002 and requires these costs to be recognized when the liability is incurred and not at project initiation. The Company is reviewing the provisions of SFAS 146, but has not yet determined the impact of SFAS 146 on its financial statements.

              In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires elaborating on the disclosures that must be made by a guarantor in financial statements about its obligations under certain guarantees. It also requires that a guarantor recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for financial statements issued after December 15, 2002, and have been considered in the presentation of the accompanying combined financial statements. The recognition requirements of FIN 45 are applicable for guarantees issued or modified after December 31, 2002. The Company has not yet determined the effect, if any, the recognition requirement for guarantees issued or modified after December 31, 2002 will have on its business, results of operations and financial condition.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (H)   RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

              In January 2003, the FASB issued FIN 46 - "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003 and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not conduct any transaction through special purposes entities and does not expect the FIN 46 to have an impact on its financial statements.

              In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS
              133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. SFAS 149 is required to be adopted by the Company on July 1, 2003. The Company has not yet determined the impact of SFAS 149 on its financial statements

              In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

CRYSTALLEX INTERNATIONAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
(EXPRESSED IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------

18.    DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
       ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

       (H)    RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

              SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

              o mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
              o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.
              o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

              SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

              In 2002, the CICA Handbook Sections 3063 - "Impairment of Long Lived Assets" and 3475 - "Disposal of Long Lived Assets and Discontinued Operations" were amended to harmonize with SFAS 144. The standards will require an impairment loss to be recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows. The impairment loss would be measured as the amount by which the carrying amount exceeds the fair value of the asset. An asset held for sale is to be measured at the lower of carrying cost or fair value less cost to sell. In addition, this guidance broadens the concept of a discontinued operation and eliminates the ability to accrue operating losses expected between the measurement date and the disposal date.
              Section 3063 is effective for fiscal years beginning on or after April 1, 2003 and Section 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The sections will be applied prospectively with early adoption encouraged.

              In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 - "Hedging Relationships" that increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guidelines require the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date it is first applied. It does not change the method of accounting for derivatives in hedging relationships, but required fair value accounting for derivatives that to not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company is evaluating the impact this standard might have on its results of operations and financial position.

              In 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 - "Disclosure of Guarantees". The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement. This guideline is consistent with FIN 45 described above.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Crystallex International Corporation
------------------------------------
(Registrant)


Date   June 4, 2003                         By    /s/ Daniel R. Ross
--------------------                              ------------------------------
                                                  (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature